Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 10, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ply Gem Holdings, Inc.

Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-167193)

Ladies and Gentlemen:

On behalf of Ply Gem Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Changed Pages of Amendment No. 5 (“Changed Pages of Amendment No. 5”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company marked to indicate changes, where applicable, from either Amendment No. 4 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2013 or the Correspondence filed by the Company with the Commission on May 8, 2013. In addition, as discussed with the Staff, the proposed preliminary price range for the common stock to be offered under the Registration Statement has been narrowed to $18.00 to $20.00 per share from the preliminary price range indicated in the Correspondence filed by the Company on May 8, 2013.

The Changed Pages of Amendment No. 5 reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela Long, dated May 9, 2013 (the “Comment Letter”), and include certain selected pages indicating the proposed preliminary price range. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement, the Changed Pages of Amendment No. 5 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Changed Pages of Amendment No. 5 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Dilution, page 36

1.	It is not clear to us how you determined pro forma as adjusted net tangible book value, in total or on a per share basis, as of March 30, 2013. Please clarify or revise.

Ply Gem Holdings, Inc.

Response to Comment 1

The Company acknowledges the Staff’s comment and notes that the calculation of pro forma as adjusted net tangible book value, in total and on a per share basis, included in the Company’s Correspondence filed on May 8, 2013 included an error. The Registration Statement has been revised in response to the Staff’s comment to properly calculate the pro forma as adjusted net tangible book value, in total and on a per share basis, and to provide additional information to investors to assist them with understanding the Company’s calculation of pro forma net tangible book value. Please see pages 37 and 38 of Changed Pages of Amendment No. 5.

Unaudited pro forma consolidated financial information, page 38

2.	We note your response to prior comment 10, however it does not appear to us that you revised the titles of the pro forma net losses on pages 41 and 42 to clarify that they exclude non-recurring charges directly attributable to the transactions being presented. Please revise these titles as previously requested. In addition, we note your disclosure on page 81 that you will incur an $18.8 million termination fee related to an advisory agreement with an affiliate upon the consummation of the offering. It appears to us that the termination fee should be reflected in the pro forma balance sheet and that the headnote and footnotes to the pro forma statements of operations should clarify that they also exclude the termination fee. It also appears to us that the termination fee should be disclosed in the related party note to your historical financial statements.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 40, 41, 42, 43, 45 and F-89 of Changed Pages of Amendment No. 5.

The Company has revised the pro forma balance sheet and related footnotes to reflect the termination fee payable under the advisory agreement. The Company has revised the heading referenced in the Staff’s comment in the pro forma statements of operations to clarify that it excludes non-recurring items directly attributable to the Reorganization Transactions and the initial public offering and has also clarified the disclosure on page 40 of Changed Pages of Amendment No. 5 so that investors understand that the Company will incur a termination fee of approximately $18.8 million in connection with the termination of the advisory agreement.

The Company has revised the footnotes to the Company’s unaudited condensed consolidated financial statements to include both quantitative disclosure and qualitative disclosure regarding the amount of the termination fee payable under the advisory agreement. Please see page F-89 of Changed Pages of Amendment No. 5. The Company notes for the Staff that footnote 13 (Related party transactions) in the Company’s audited consolidated financial statements includes qualitative disclosure regarding the terms of the advisory agreement and the termination fee payable under the advisory agreement. The amount of the termination fee is equal to the present value of the annual advisory fees that would have been payable through the end of the term of the advisory agreement or three years, whichever is less, based on Ply Gem

Ply Gem Holdings, Inc.

Industries’ cost of funds to borrow amounts under Ply Gem Industries’ credit facilities. The Company notes that quantitative disclosure regarding the amount of the advisory fee is not included in the footnotes to the Company’s audited consolidated financial statements because the amount of such fee could not be determined at the time the Company issued such financial statements and the date that the Company’s independent auditors provided their audit report with respect to such financial statements because: (i) the potential timing of the Company’s initial public offering was not known, (ii) acquisitions and other events that have affected the calculation of the termination fee had not yet occurred and (iii) factors, such as the Company’s financial results for the three months ended March 30, 2013, that affect the amount of the fee were undeterminable.

Management’s discussion and analysis of financial condition and results of operations, page 49

Gross profit, page 60

3.	We note your response to comment 14 of our letter dated May 2, 2013. While we note your disclosure regarding the overall price fluctuations in aluminum and PVC resin, it is unclear how the fluctuations impacted your gross profit. Please quantify the effect of any material changes in raw materials on your gross profit. Please note that we are not requesting disclosure of the particular price that you pay for raw materials, but instead that you quantify the impact of raw material price changes on your results of operations.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 62 and 63 of Changed Pages of Amendment No. 5.

Compensation Discussion and Analysis, page 111

Annual cash incentive awards, page 112

4.	We note your revised disclosure in response to comment 17 of our letter dated May 2, 2013. It remains unclear how the actual payout for each named executive officer was calculated based on the achievement of specified targets. For example, we note your disclosure that the actual 2012 Adjusted EBITDA performance for Siding, Fencing and Stone, Windows and Doors, and Corporate was approximately 110%, 56% and 93% of the respective targets, which resulted in the achievement of 150%, 48% and 93% of the applicable component of the executive’s target bonus. However, it is unclear how the percentage of the target achieved by the company corresponds to the percentage achievement of the applicable component of the executive’s target bonus. Please revise your disclosure to include the actual results achieved by the company for each of the performance targets (as opposed to the percentage of the target achieved) and clearly explain how the actual results translate into the percentage achieved for each component of the target bonus and, ultimately, for the total award made to each named executive officer.

Ply Gem Holdings, Inc.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 114, 115 and 116 of Changed Pages of Amendment No. 5.

5.	Please disclose how the company determined that corporate achieved an award of 143.6% of target by reducing corporate expenditures by approximately $0.5 million.

Response to Comment 5

The Registration Statement has been revised in response to the Staff’s comment. Please see page 116 of Changed Pages of Amendment No. 5.

Long-term incentive plan, page 117

6.	We note your revised disclosure in response to comment 18 of our letter dated May 2, 2013, and that you established the target bonus percentages based on “external compensation analyses performed for named executive officers considering their roles and responsibilities.” Please explain why this would not be considered benchmarking within the meaning of Item 402(b)(2)(xiv) of Regulation S-K. See Question 118.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

Response to Comment 6

The only action taken by the Company to establish the named executive officers’ target bonus percentages was a review of broad-based third-party surveys in order for the Company to obtain a general understanding of current compensation practices relating to long-term incentives for individuals in similar roles and with similar responsibilities to the Company’s named executive officers. Consistent with the guidance set forth in Question 118.05 of the Compliance and Disclosure Interpretations for Regulation S-K, the Company has determined that this action does not constitute benchmarking within the meaning of Item 402(b)(2)(xiv) of Regulation S-K because it did not involve using specific compensation data about other companies as a reference point on which to base the establishment of target bonus percentages and because the Answer to Question 118.05 specifies that benchmarking would not include a situation in which a company reviews or considers a broad-based third-party survey for general purposes. The Registration Statement has been revised in response to the Staff’s comment to clarify the Company’s approach. Please see page 120 of Changed Pages of Amendment No. 5.

7.	Please advise us as to where you have included the performance bonus component of the long-term incentive compensation in the Summary Compensation Table. We note that the restricted stock portion is recorded under the “Stock Awards” column, but we are unable to locate the performance bonus component of the LTIP grants made in 2011 and 2012.

Ply Gem Holdings, Inc.

Response to Comment 7

As indicated in the Company’s response letter dated May 6, 2013, the Company respectfully notes for the Staff’s consideration the disclosure on page 120 of Changed Pages of Amendment No. 5 in the “Performance bonus” section of the Registration Statement, which indicates that no amounts have been earned by the Company’s named executive officers in connection with the performance bonus component of the LTIP grants made in 2011 and 2012 because the performance bonus criteria were not achieved. Item 402(c)(2)(vii) of Regulation S-K requires the disclosure of “the dollar value of all earnings for services performed during the fiscal year pursuant to awards under non-equity incentive plans.” As this cash-denominated component of the LTIP grants constitutes non-equity incentive compensation within the meaning of Item 402(a)(6)(iii) of Regulation S-K and no portion has been earned, there are no amounts to disclose in the Summary Compensation Table with respect to this component of the grants.

Grants of plan-based awards for 2012, page 121

8.	We note your response to comment 19 of our letter dated May 2, 2013 and that your annual incentive plan does not contemplate a threshold for performance. However, we note that your response also says that there are “thresholds” to be achieved and that you have added disclosure to describe the “specific thresholds for the annual incentive plan.” Please note that the term threshold in this context refers to the minimum amount payable for a certain level of performance under the annual incentive plan. See Instruction 2 to Item 402(d) of Regulation S-K. It appears from your disclosure that there may be thresholds that are applicable to your annual incentive plan. In addition, we note that certain named executive officers received payments below the target amount, which suggests that the threshold is different than the target. Please advise or revise your disclosure accordingly.

Response to Comment 8

The Company notes that there are no thresholds applicable to the Company’s annual incentive plan within the meaning of Instruction 2 to Item 402(d) of Regulation S-K. Due to the ambiguity created by the Company’s use of the word “threshold” in the disclosure to refer more generally to the formulas for determining bonuses earned under the plan, the Company has revised the Registration Statement in response to the Staff’s comment to add additional quantitative information regarding target bonus levels for the annual incentive plan and eliminate the use of the word “threshold.” Please see pages 115 and 116 of Changed Pages of Amendment No. 5.

Ply Gem Holdings, Inc.

Description of capital stock, page 146

Amendment to the certificate of incorporation and by-laws, page 149

9.	We note your disclosure stating that the affirmative vote of at least 75% of the voting power of your issued and outstanding capital stock is required to amend the provisions of your certificate of incorporation relating to the forum for adjudication of disputes. Please advise what is provided for by the provisions in your certificate of incorporation that govern adjudication of disputes.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment to include disclosure regarding the provision in the Company’s amended and restated certificate of incorporation that governs the adjudication of disputes. Please see page 153 of Changed Pages of Amendment No. 5. The Company will file the form of amended and restated certificate of incorporation as Exhibit 3.1 to Amendment No. 5 to the Registration Statement.

Exhibits

10.	Please file the interactive data file required by Item 601(b)(101) of Regulation S-K.

Response to Comment 10

The Company notes the Staff’s comment and will file the interactive data file with Amendment No. 5 to the Registration Statement as required by Item 601(b)(101) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2012

11.	Please comply with the above comments in your future Exchange Act reports, as applicable.

Response to Comment 11

The Company acknowledges the Staff’s comment and will comply with the above comments in its future Exchange Act reports, as applicable.

*    *    *    *

Ply Gem Holdings, Inc.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Shawn K. Poe

Ply Gem Holdings, Inc.

Timothy D. Johnson, Esq.

Ply Gem Holdings, Inc.

Stephen L. Burns, Esq.

William J. Whelan III, Esq.

Cravath, Swaine & Moore LLP

As filed with the Securities and Exchange Commission on May 13, 2013

Registration No. 333-167193

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PLY GEM HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3089	20-0645710
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

5020 Weston Parkway, Suite 400

Cary, North Carolina 27513

(919) 677-3900

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Shawn K. Poe

Chief Financial Officer

Ply Gem Holdings, Inc.

5020 Weston Parkway, Suite 400

Cary, North Carolina 27513

(919) 677-3900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000	Stephen L. Burns, Esq. William J. Whelan III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐                  Accelerated filer   ☐                   Non-accelerated filer   ☑                   Smaller reporting company  ☐

                             (Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	18,157,895	$20.00	$363,157,900	$30,005

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933.
(2)	Includes 2,368,421 shares of common stock that the underwriters have the right to purchase to cover over-allotments, if any.
(3)	The Registrant previously paid $21,390 of this amount in connection with the initial filing of this Registration Statement on May 28, 2010 and previously paid $6,138 of this amount in connection with the filing of Amendment No. 4 to the Registration Statement on May 6, 2013.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 13, 2013

Prospectus

15,789,474 shares

Ply Gem Holdings, Inc.

Common stock

This is an initial public offering of Ply Gem Holdings, Inc. common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $18.00 and $20.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “PGEM.”

We are selling 15,789,474 shares of common stock. We have also granted the underwriters an option to purchase a maximum of 2,368,421 additional shares of common stock to cover over-allotments.

Investing in our common stock involves risks. See “Risk factors” on page 15.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Ply Gem Holdings, Inc.

Per Share	$	$	$

Total	$	$	$

Delivery of the shares of common stock will be made against payment in New York, New York on or about                 , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	Credit Suisse	Goldman, Sachs & Co.

UBS Investment Bank	Deutsche Bank Securities

Zelman Partners LLC

BB&T Capital Markets	Stephens Inc.

                , 2013.

You should rely only on the information contained in this prospectus and any free writing prospectus we provide to you. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus.

Until                     , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

execute and integrate acquisitions as one of our core strengths and expect that this offering will significantly improve our financial position and flexibility, enabling us to lead the continued consolidation of the exterior building products industry.

•

Strong Management Team with Significant Ownership.  We are led by a committed senior management team that has an average of over 20 years of relevant industry experience. Our current senior management, with financial and advisory support from affiliates of CI Capital Partners LLC, has successfully transformed Ply Gem from operating as a holding company with a broad set of brand offerings to an integrated business model under the Ply Gem brand, positioning our Company to grow profitably and rapidly as the housing market recovers. As of May 13, 2013, after giving effect to the Reorganization Transactions (assuming a public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), members of our management team held common stock representing approximately 5.0% of the shares of our Company, which will decline to 3.7% upon completion of this offering (or 3.6% if the underwriters exercise their over-allotment option in full).

Our business strategy

We are pursuing the following business and growth strategies:

•

Capture Growth Related to Housing Market Recovery.  As a leading manufacturer of exterior building products, we intend to capitalize on the continued recovery in the new construction market and the anticipated recovery in the home repair and remodeling market. The National Association of Home Builders’ (“NAHB”) 2012 estimate of single family housing starts was 535,000, which was approximately 49% below the 50-year average, representing a significant opportunity for growth as activity improves to rates that are more consistent with historical levels. Furthermore, we believe that the underinvestment in homes during the recent recession and the overall age of the U.S. housing stock will drive significant future spending for home repair and remodeling.

We expect homeowners’ purchases to focus on items that provide the highest return on investment, have positive energy efficiency attributes and provide potential cost savings. Our broad product offering addresses expected demand growth from all of these key trends through our exposure to the new construction and the home repair and remodeling end markets, diverse price points, the high recovery value for home improvements derived from our core product categories and the ability to provide products that qualify for energy efficiency rebate and tax programs currently in effect or under consideration.

•

Continue to Increase Market Penetration.  We intend to increase the market penetration of our siding, fencing and stone products and our window and door products by leveraging the breadth of our product offering and broad geographical footprint to serve customers across North America and by pursuing cross-selling opportunities. Additionally, our continued investments in product innovation and quality, coupled with strong customer service, further enhance our ability to capture increased sales in each of our core product categories. In 2012, we maintained our U.S. vinyl siding leading market position at approximately 36.0%. We increased our market position to 36.0% in 2011 from 32.3% in 2010 due in part to a significant customer win in the retail sales channel as well as with a top national builder. In 2012, we also continued to achieve strategic market share gains obtaining new regional window business with a large home center.

•

We face competition from other exterior building products manufacturers and alternative building materials. If we are unable to compete successfully, we could lose customers and our sales could decline.

•	Changes in the costs and availability of raw materials, especially PVC resin and aluminum, can decrease our profit margins by increasing our costs.

•

Because we depend on a core group of significant customers, our sales, cash flows from operations and results of operations may decline if our key customers reduce the amount of products that they purchase from us.

•	Our business is seasonal and can be affected by inclement weather conditions that could affect the timing of the demand for our products and cause reduced profit margins when such conditions exist.

•	Our ability to operate and our growth potential could be materially and adversely affected if we cannot employ, train and retain qualified personnel at a competitive cost.

•

As of March 30, 2013, on an adjusted basis after giving effect to the Reorganization Transactions and this offering, we would have had approximately $856.3 million of indebtedness outstanding. The significant amount of our indebtedness may limit the cash flow available to invest in the ongoing needs of our business.

•

We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. We may also be unable to generate sufficient cash to make required capital expenditures.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk factors.”

Our principal stockholders

After giving effect to the Reorganization Transactions (assuming a public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), affiliates of, and companies managed by, CI Capital Partners LLC (“CI Capital Partners”), including Caxton-Iseman (Ply Gem), L.P. and Caxton-Iseman (Ply Gem) II, L.P. (collectively, the “CI Partnerships”), will beneficially own approximately 93.7% of our common stock. Upon completion of this offering, after giving effect to the Reorganization Transactions (assuming a public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), the CI Partnerships are expected to beneficially own approximately 70.9% of our outstanding common stock, or 68.4% if the underwriters exercise their over-allotment option in full.

Upon the completion of this offering, we will be a “controlled company” within the meaning of the New York Stock Exchange’s corporate governance rules as a result of the ownership position and voting rights of the CI Partnerships. For a discussion of the applicable limitations and risks that may result from our status as a controlled company, see “Risk factors — Risks related to this offering and our common stock — As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we will qualify for, and intend to rely on, exemptions from certain NYSE corporate governance requirements. As a result, our stockholders may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of the NYSE’s corporate governance requirements” and “Management — Controlled company.”

CI Capital Partners is a leading private equity investment firm specializing in leveraged buyouts of middle-market companies located primarily in North America. Since its inception, CI Capital Partners’ investment activities have been managed by Frederick Iseman and Steven Lefkowitz who have invested together for over 20 years. CI Capital Partners’ senior investment professionals have over 70 years of collective experience at CI Capital Partners.

Reorganization transactions

In connection with this offering, we will merge with our parent corporation and engage in a series of transactions that will convert the outstanding subordinated debt, common stock and preferred stock of our parent corporation into common equity and result in a single class of our common stock outstanding.

Currently, Ply Gem Prime Holdings, Inc. (“Ply Gem Prime”) owns 100% of our capital stock. Prior to the closing of this offering, Ply Gem Prime will merge with and into Ply Gem Holdings, with Ply Gem Holdings being the surviving entity. In the reorganization merger, we will issue a total of 48,962,494 shares of our common stock, representing 75.6% of our outstanding common stock after giving effect to this offering (or 72.9% if the underwriters exercise their over-allotment option in full). In the reorganization merger, all of the preferred stock of Ply Gem Prime (including the subordinated debt of Ply Gem Prime that will have been converted into preferred stock as part of the Reorganization Transactions) will be converted into a number of shares of our common stock based on the initial public offering price of our common stock and the liquidation value of and the maximum dividend amount in respect of the preferred stock. The holders of common stock of Ply Gem Prime will receive an aggregate number of shares of our common stock equal to the difference between 48,962,494 and the number of shares of our common stock issued to the holders of preferred stock of Ply Gem Prime. Based on an assumed public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), in the reorganization merger, holders of preferred stock of Ply Gem Prime will receive an aggregate of 23,526,880 shares of our common stock and holders of common stock of Ply Gem Prime will receive an aggregate of 25,435,614 shares of our common stock.

Finally, in connection with the reorganization merger, options to purchase shares of common stock of Ply Gem Prime will be converted into 3,111,878 options to purchase shares of our common stock with adjustments to the per share exercise prices. See “Certain relationships and related party transactions — Reorganization transactions.”

Corporate information

We were incorporated under the laws of the State of Delaware on January 23, 2004. Our principal executive offices are located at 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513. Our telephone number is (919) 677-3900. Our website is www.plygem.com. Information contained on our website does not constitute a part of this prospectus.

The offering

Common stock outstanding before this offering	48,962,494 shares.

Common stock offered by us	15,789,474 shares.

Common stock to be outstanding immediately after this offering	64,751,968 shares (or 67,120,389 shares if the underwriters exercise their over-allotment option in full).

Over-allotment option	The underwriters have an option for a period of 30 days after the date of this prospectus to purchase up to 2,368,421 additional shares of our common stock from us to cover over-allotments.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $277.0 million (or $319.0 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds to us (i) to redeem, repurchase or repay a portion of our outstanding indebtedness, (ii) to pay transaction fees and other expenses and (iii) for general corporate purposes, including to pay the aggregate purchase price for the acquisition of Mitten.

See “Use of proceeds.”

Listing	Our common stock has been approved for listing on the New York Stock Exchange (“NYSE”) under the symbol “PGEM.”

Dividend policy	We do not intend to declare or pay any cash dividends on our common stock for the foreseeable future. See “Dividend policy.”

Risk factors	You should read the “Risk factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

The number of shares of our common stock outstanding after this offering excludes 3,111,878 shares that are subject to options granted pursuant to the Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan (the “2004 Option Plan”) as of March 30, 2013 at a weighted average exercise price of $11.82 per share and 3,500,000 shares reserved for issuance under the Ply Gem Prime Holdings, Inc. Long Term Incentive Plan (the “LTIP”, and together with the 2004 Option Plan, the “Equity Plans”). See “Executive compensation.”

Unless we indicate otherwise, all information in this prospectus:

•	assumes that the underwriters do not exercise their option to purchase from us up to 2,368,421 shares of our common stock to cover over-allotments;

•	assumes a public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus); and

•	gives effect to the Reorganization Transactions.

(amounts in thousands (except per share data))	Three months ended		Year ended December 31,
	March 30, 2013	March 31, 2012	2012	2011	2010
Pro forma loss per share:(3)(4)
Basic and diluted loss per share	$(0.43)		$(0.68)
Weighted average shares outstanding:
Basic and diluted weighted average shares outstanding	64,751,968		64,751,968
Other data:
Adjusted EBITDA(5)	$12,073	$15,267	$127,262	$114,501	$123,054
Capital expenditures	6,665	3,350	24,646	11,490	11,105
Depreciation and amortization	9,715	13,317	52,277	54,020	60,718
Annual single family housing starts(6)	N/A	N/A	535	434	471
Selected statements of cash flows data:
Net cash provided by (used in):
Operating activities	$(59,414)	$(36,515)	$48,704	$(3,459)	$6,748
Investing activities	(6,654)	(3,229)	(24,553)	(11,388)	(9,073)
Financing activities	49,938	48,134	(8,813)	9,198	2,407

Balance sheet data:	As of March 30, 2013
	Actual	Pro forma(4)(7)
Cash and cash equivalents	$11,162	$93,162
Total assets	906,116	981,922
Total long-term debt	1,016,256	856,320
Stockholder’s deficit	(343,361)	(127,971)

(1)	In April 2012, we adopted the financial presentation provision of Accounting Standard Update 2011-05, Presentation of Comprehensive Income.

(2)	During the year ended December 31, 2012, we incurred a loss on modification or extinguishment of debt of approximately $3.6 million consisting of $1.5 million in call premiums, $0.4 million expense of unamortized debt issuance costs associated with the 13.125% Senior Subordinated Notes due 2014 (the “13.125% Senior Subordinated Notes”), $0.3 million expense of unamortized discount for the 13.125% Senior Subordinated Notes, and $1.4 million expense of third party fees for the 13.125% Senior Subordinated Notes. During the year ended December 31, 2011, we incurred a loss on modification or extinguishment of debt of approximately $27.9 million consisting of $10.9 million in tender premiums, $2.8 million expense of unamortized debt issuance costs associated with the 11.75% Senior Secured Notes due 2013 (the “11.75% Senior Secured Notes”), $0.8 million expense of unamortized discounts for the 11.75% Senior Secured Notes, $12.3 million expense of third party fees for the 8.25% Senior Secured Notes due 2018 (the “8.25% Senior Secured Notes”), and $1.2 million for the expense of unamortized debt issuance costs for the previous senior secured asset-based revolving credit facility. During the year ended December 31, 2010, we recorded a non-cash gain on extinguishment of debt of approximately $98.2 million in connection with the redemption of the 9% Senior Subordinated Notes due 2012 (the “9% Senior Subordinated Notes”) arising from a net reacquisition price of approximately $261.8 million versus the carrying value of the 9% Senior Subordinated Notes of $360.0 million.

(3)	Reflects the Reorganization Transactions, this offering and the application of the net proceeds from this offering as described in “Use of proceeds.”

The following details the computation of the pro forma loss per common share and is unaudited:

(amounts in thousands (except per share data))	Three months ended March 30, 2013	Year ended December 31, 2012
Pro forma net loss	$(28,137)	$(43,918)

Unaudited pro forma weighted average common share calculation:
Shares issued in the offering	15,789,474	15,789,474
Conversion of Ply Gem Prime Holdings common stock	26,379,501	27,900,729
Conversion of Ply Gem Prime Holdings preferred stock	22,582,993	21,061,765
Unaudited basic and diluted pro forma weighted average shares outstanding	64,751,968	64,751,968
Pro forma loss per common share:
Pro forma basic and diluted loss per common share	$(0.43)	$(0.68)

We will be required to pay an affiliate of our current stockholders for certain tax benefits, including net operating loss carryovers, we may claim, and the amounts we may pay could be significant.

Upon the closing of this offering, we intend to enter into a tax receivable agreement with an entity controlled by an affiliate of the CI Partnerships (the “Tax Receivable Entity”). This tax receivable agreement will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize in periods after this offering as a result of (i) NOL carryovers from periods (or portions thereof) ending before January 1, 2013, (ii) deductible expenses attributable to the transactions related to this offering and (iii) deductions related to imputed interest deemed to be paid by us as a result of or attributable to payments under this tax receivable agreement. See “Certain relationships and related party transactions—Tax receivable agreement.”

The amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rate then applicable, our use of NOL carryovers and the portion of our payments under the tax receivable agreement constituting imputed interest.

The payments we will be required to make under the tax receivable agreement could be substantial. We expect that, as a result of the amount of the NOL carryovers from prior periods (or portions thereof) and the deductible expenses attributable to the transactions related to this offering, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments under the tax receivable agreement, in respect of the federal and state NOL carryovers, could be approximately $89.1 million in the aggregate and would be paid within the next five years, assuming that utilization of such tax attributes is not subject to limitation under Section 382 of the Code as the result of an “ownership change” (within the meaning of Section 382 of the Code) of Ply Gem Holdings. These amounts reflect only the cash savings attributable to current tax attributes resulting from the NOL carryovers. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments from these tax attributes.

In addition, although we are not aware of any issue that would cause the U.S. Internal Revenue Service (“IRS”) to challenge the benefits arising under the tax receivable agreement, the Tax Receivable Entity will not reimburse us for any payments previously made if such benefits are subsequently disallowed, however, any excess payments made to the Tax Receivable Entity will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in such circumstances, we could make payments under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could adversely affect our liquidity.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The ABL Facility and the indentures governing the 8.25% Senior Secured Notes and the 9.375% Senior Notes may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

•

additional costs associated with responding to the cyberattack, such as the costs of providing individuals and/or data owners with notice of the breach, legal fees, the costs of any additional fraud detection activities required by credit card associates, and costs incurred by credit card issuers associated with the compromise and additional monitoring of systems for further fraudulent activity.

Moreover, increased regulation regarding cybersecurity may increase our costs of compliance, including fines and penalties, as well as costs of cybersecurity audits.

Any of these actions could materially adversely impact our business and results of operations.

Risks related to this offering and our common stock

We are controlled by the CI Partnerships whose interest in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

After giving effect to the Reorganization Transactions and this offering, the CI Partnerships will own approximately 70.9% of our outstanding common stock (or 68.4% if the underwriters exercise their over-allotment in full) based on an assumed public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Prior to the consummation of this offering, we will enter into an amended and restated stockholders agreement with the CI Partnerships and certain of our current and former members of management and their related parties. Under the stockholders agreement, the CI Partnerships will be initially entitled to nominate a majority of the members of our board of directors and all of the parties to the stockholders agreement have agreed to vote their shares of our common stock as directed by the CI Partnerships. See “Management—Board structure” and “Certain relationships and related party transactions—Stockholders agreement” for additional details on the composition of our board of directors and the rights of the CI Partnerships under the stockholders agreement.

Accordingly, the CI Partnerships will be able to exercise significant influence over our business policies and affairs. In addition, the CI Partnerships can control any action requiring the general approval of our stockholders, including the election of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of mergers or sales of substantially all of our assets. The concentration of ownership and voting power of the CI Partnerships may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the CI Partnerships, even if such events are in the best interests of minority stockholders. The concentration of voting power among the CI Partnerships may have an adverse effect on the price of our common stock.

In addition, we have opted out of section 203 of the General Corporation Law of the State of Delaware, which we refer to as the “Delaware General Corporation Law,” which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as section 203 of the Delaware General Corporation Law, except that they will provide that the CI Partnerships and their respective affiliates and successors and certain of their transferees as a result of private sales will

There has been no prior public market for our common stock and the trading price of our common stock may be adversely affected if an active trading market in our common stock does not develop. Our stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained upon the completion of this offering. We cannot predict the extent to which investor interest will lead to the development of an active trading market in shares of our common stock or whether such a market will be sustained. The initial public offering price of the common stock offered in this prospectus was determined through our negotiations with the representatives of the underwriters specified under “Underwriting” (the “Representatives”) as further described under “Underwriting” and may not be indicative of the market price of the common stock after this offering. The market price of our common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results and market conditions specific to our industry.

Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable.

Upon the completion of this offering, after giving effect to the Reorganization Transactions (assuming a public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), we will have 64,751,968 outstanding shares of common stock (or 67,120,389 shares if the underwriters exercise their over-allotment option in full). Of these shares, the shares of common stock offered in this prospectus will be freely tradable without restriction in the public market, unless purchased by our affiliates. We expect that the remaining 48,962,494 shares of common stock will become available for resale in the public market as shown in the chart below. Our officers, directors and the holders of substantially all of our outstanding shares of common stock have signed lock-up agreements pursuant to which they have agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of any of their shares for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. The underwriters may, in their sole discretion and without notice, release all or any portion of the common stock subject to lock-up agreements. The underwriters are entitled to waive the underwriter lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements. For more information regarding the lock-up agreements, see “Underwriting.”

Immediately following the consummation of this offering, our shares of common stock will become available for resale in the public market as follows (assuming no exercise of the underwriters’ over-allotment option):

Number of shares	Percentage	Date of availability for resale into the public market

1,959,173	3.0%	Following the date of this prospectus

47,003,321	72.6%	180 days after the date of this prospectus, of which approximately 47,003,321 are subject to holding period, volume and other restrictions under Rule 144

As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities. Following this offering, we intend to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), registering shares of our common stock reserved for issuance under our Equity Plans, and we will enter into a registration rights agreement under which we will grant demand and piggyback registration rights to the CI Partnerships and certain members of management, as further described under “Certain relationships and related party transactions—Registration rights agreement.”

See “Shares available for future sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Because the initial public offering price per common share is substantially higher than our book value per common share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

Purchasers of our common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the Reorganization Transactions, the sale of the 15,789,474 shares of common stock we have offered under this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom, our pro forma as adjusted net tangible book value as of March 30, 2013 would have been $(396.5) million, or $(6.12) per share of common stock. This represents an immediate dilution in pro forma as adjusted net tangible book value of $25.12 per share to new investors purchasing shares of our common stock in this offering. See “Dilution” for a calculation of the dilution that purchasers will incur.

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Furthermore, because we are a holding company with no operations of our own, any dividend payments would depend on the cash flow of our subsidiaries. The ABL Facility and the indentures governing the 8.25% Senior Secured Notes and the 9.375% Senior Notes limit the amount of distributions our subsidiaries can make to us and the purposes for which distributions can be made. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” and “Description of capital stock—Capital stock—Common stock.” For the foregoing reasons, you will not be able to rely on dividends to receive a return on your investment.

Provisions in our charter and by-laws may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and by-laws, which we intend to adopt prior to the completion of this offering, will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. The provisions, some of which may only become effective when the CI Partnerships and their affiliates no longer beneficially own shares representing more than 50% of our outstanding shares of common stock (the “Triggering Event”), include, among others:

•	provisions relating to creating a board of directors that is divided into three classes with staggered terms;

•	provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and the removal of directors;

•

provisions requiring a 75% stockholder vote for the amendment of certain provisions of our certificate of incorporation and for the adoption, amendment or repeal of our by-laws following the Triggering Event;

•	provisions barring stockholders from calling a special meeting of stockholders or requiring one to be called following the Triggering Event;

•	elimination of the right of our stockholders to act by written consent following the Triggering Event;

•	provisions restricting business combinations with interested stockholders; and

•	provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders.

For more information, see “Description of capital stock.” The provisions of our amended and restated certificate of incorporation and by-laws and the ability of our board of directors to create and issue a new series of preferred stock or a stockholder rights plan could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future which could reduce the market price of our stock.

Failure to maintain effective internal controls over financial reporting could have an adverse effect on our business, operating results and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. The requirements of Section 404 of Sarbanes-Oxley and the related rules of the Securities and Exchange Commission (“SEC”) require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to issue a report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2014. In the future, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports. Also, our auditors have not yet conducted an audit of our internal control over financial reporting. Any failure to remediate material weaknesses noted by us or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligation or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $277.0 million, after deducting the underwriting discount and estimated offering expenses payable by us, assuming the underwriters’ over-allotment option is not exercised. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds to us from this offering will be approximately $319.0 million. These estimates are based on an assumed offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus). There can be no assurance as to whether or not the underwriters will exercise their over-allotment option.

The following table sets forth the estimated sources and uses of funds in connection with this offering and the other transactions described below as if they had occurred on March 30, 2013 and assuming no exercise of the underwriters’ over-allotment option. Actual amounts may vary. See also “Unaudited pro forma financial information.”

Sources of funds (in millions)		Uses of funds (in millions)
Common stock offered hereby, net of underwriting discount	$300.0	Redeem or repurchase 8.25% Senior Secured Notes(1)	$86.5
		Redeem or repurchase 9.375% Senior Notes(2)	70.0
		Repay ABL Facility(3)	19.7
		Transaction fees and expenses(4)	41.8
		General corporate purposes (including the acquisition of Mitten)(5)	82.0
Total sources	$300.0	Total uses	$300.0

(1)	We intend to use a portion of the proceeds from this offering to redeem or repurchase a portion of our 8.25% Senior Secured Notes, including to pay a call premium of approximately $2.5 million. The 8.25% Senior Secured Notes bear interest at a rate of 8.25% per annum and mature on February 15, 2018. We will use cash on hand to pay the $0.8 million of accrued interest due on the amount of 8.25% Senior Secured Notes redeemed or repurchased. For a description of the terms of the 8.25% Senior Secured Notes, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—8.25% Senior Secured Notes due 2018.”

(2)	We intend to use a portion of the proceeds from this offering to redeem or repurchase a portion of our 9.375% Senior Notes, including to pay a call premium of approximately $6.0 million. The 9.375% Senior Notes bear interest at a rate of 9.375% per annum and mature on April 15, 2017. The 9.375% Senior Notes were issued on September 27, 2012 and the proceeds from the issuance of such notes were used to redeem all of our outstanding 13.125% Senior Subordinated Notes and to pay related costs and expenses. We will use cash on hand to pay the $0.7 million of accrued interest due on the amount of 9.375% Senior Notes redeemed or repurchased. For a description of the terms of the 9.375% Senior Notes, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—9.375% Senior Notes due 2017.”

(3)	We intend to use a portion of the proceeds from this offering to repay approximately $19.7 million of our indebtedness outstanding under the ABL Facility. Borrowings under the ABL Facility bear interest at a rate per annum at March 30, 2013 equal to 2.5% and are due and payable in full on January 26, 2016. For a description of the terms of the ABL Facility, see “Management’s discussion and analysis of financial condition and results of operations—Senior Secured Asset-Based Revolving Credit Facility due 2016.”

(4)	This amount includes (i) approximately $23.0 million of estimated expenses associated with this offering and (ii) a termination fee equal to approximately $18.8 million payable to an affiliate of the CI Partnerships in connection with the termination of an advisory agreement.

(5)	We intend to use a portion of the proceeds from this offering to pay the aggregate purchase price of approximately CAD $82.0 million to acquire all of the issued and outstanding capital stock of Mitten. We intend to use any remaining proceeds for general corporate purposes. See “Prospectus summary—Recent developments.”

A $1.00 increase (decrease) in the assumed public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus) would increase (decrease) the amount of net proceeds from this offering available to us by approximately $14.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. To the extent that the public offering price exceeds or is less than $19.00 per share, the amount of indebtedness to be repaid under the ABL Facility will be increased or decreased accordingly.

Prior to their final application, we may hold any net proceeds in cash or invest them in liquid short- and medium-term securities.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 30, 2013:

•	on an actual basis, and

•	on a pro forma basis, giving effect to the following transactions as if they occurred on March 30, 2013:

(i)	the Reorganization Transactions;

(ii)	the sale of 15,789,474 shares of our common stock in this offering at an assumed public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us; and

(iii)	the application of the net proceeds of this offering as described in “Use of proceeds.”

You should read the following table in conjunction with “Unaudited pro forma financial information,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

(amounts in thousands)	As of March 30, 2013
	Actual	Pro forma(4)

		(unaudited)
Cash and cash equivalents	$11,162	$93,162

Long-term debt:
ABL Facility(1)	$65,000	$45,352
8.25% Senior Secured Notes due 2018(2)	800,714	720,642
9.375% Senior Notes due 2017(3)	150,542	90,326

Total long-term debt	$1,016,256	$856,320

Stockholder’s deficit:
Common stock	$—	$206
Additional paid-in capital	311,490	659,192
Accumulated deficit	(647,747)	(780,265)
Accumulated other comprehensive loss	(7,104)	(7,104)

Total stockholder’s deficit	$(343,361)	$(127,971)

Total capitalization	$672,895	$728,349

(1)	Borrowings under the ABL Facility are limited to the lesser of the borrowing base, as defined therein, or $212.5 million. As of March 30, 2013, we had approximately $141.1 million of contractual availability under the ABL Facility, which was limited by the borrowing base availability to approximately $97.1 million, after giving effect to $65.0 million of borrowings outstanding and approximately $6.4 million of letters of credit and priority payables reserves.

(2)	Consists of $800.0 million of 8.25% Senior Secured Notes issued in February 2011 and $40.0 million of 8.25% Senior Secured Notes issued in February 2012 (the “Senior Tack-on Notes”), less an amortized tender premium and discount from the purchase and redemption of the 11.75% Senior Secured Notes of approximately $34.2 million and an amortized discount of approximately $5.1 million related to the $40.0 million of Senior Tack-on Notes. As a result of the offering and the repurchase or redemption of a portion of the 8.25% Senior Secured Notes, a $3.9 million discount/tender premium was expensed on a pro forma basis, which increased the pro forma debt outstanding.

(3)	Consists of $160.0 million of 9.375% Senior Notes, less an amortized discount of $9.5 million related to this issuance and the satisfaction, discharge and early redemption of the 13.125% Senior Subordinated Notes. As a result of the offering and the repurchase or redemption of a portion of the 9.375% Senior Notes, a $3.8 million discount was expensed on a pro forma basis, which increased the pro forma debt outstanding.

(4)	A $1.00 increase (decrease) in the assumed public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) each of additional paid-in capital, total stockholder’s deficit and total capitalization by approximately $14.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Dilution

If you invest in our common stock, you will be diluted to the extent the initial public offering price per share of our common stock exceeds the pro forma net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing equity holders.

Our pro forma net tangible book value as of March 30, 2013 was approximately $(673.5) million, or $(13.76) per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma tangible net worth of $(673.5) million, or total tangible assets of $417.5 million less total liabilities of $(1,091.0) million, divided by 48,962,494 shares of our common stock outstanding as of that date, after giving effect to the Reorganization Transactions.

After giving effect to (i) the Reorganization Transactions, (ii) the issuance and sale of 15,789,474 shares of our common stock sold by us in this offering and our receipt of approximately $277.0 million in net proceeds from such sale, based on an assumed public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us and (iii) the application of such net proceeds as discussed under “Use of proceeds,” our pro forma as adjusted net tangible book value per share as of March 30, 2013 would have been approximately $(396.5) million, or $(6.12) per share. This amount represents an immediate increase in pro forma net tangible book value of $7.64 to existing stockholders and an immediate dilution in pro forma net tangible book value of $25.12 per share to new investors purchasing shares of our common stock in this offering. Dilution per share is determined by subtracting the pro forma net tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock. The following table illustrates the per share dilution:

Assumed initial public offering price per share	$19.00

Pro forma net tangible book value per share as of March 30, 2013 after giving effect to the Reorganization Transactions and before the change attributable to new investors	$(13.76)
Increase in net tangible book value per share attributable to new investors	$7.64

Pro forma as adjusted net tangible book value per share after this offering	$(6.12)

Dilution per share to new investors	$25.12

A $1.00 increase (decrease) in the assumed public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth in the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by approximately $14.7 million, the pro forma as adjusted net tangible book value per share after this offering by $0.23 and the dilution per share to new investors by $0.23, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing discussion and table do not give effect to the shares of our common stock that we will issue if the underwriters exercise their over-allotment option.

If the underwriters exercise their over-allotment in full, assuming a public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), our pro forma as adjusted net tangible book value per share as of March 30, 2013 would have been approximately $(5.28) per share, representing an increase to our existing stockholders of $8.48 per share, and there will be an immediate dilution of $24.28 per share to new investors.

The following table presents on the same pro forma basis as of March 30, 2013 the differences between the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting the underwriting discount and estimated offering expenses payable by us:

Number	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	48,962,494	75.6%	$551,179,988	64.8%	$11.26
New investors	15,789,474	24.4	300,000,000	35.2	19.00

Total	64,751,968	100.0%	$851,179,988	100.0%	$13.15

The foregoing tables do not include outstanding options to purchase an aggregate of 3,111,878 shares of common stock under our 2004 Option Plan or shares of common stock issuable upon the vesting of approximately $2.8 million of awards under our LTIP, which number of shares will be determined based on the value of our shares on the relevant vesting date. See “Shares available for future sale—Options/equity awards.” As of March 30, 2013, after giving effect to the Reorganization Transactions, there were 3,111,878 options outstanding at a weighted average exercise price of $11.82 per share pursuant to the 2004 Option Plan. To the extent that any of these options are exercised, there would be further dilution to new investors. If all of these options had been exercised as of March 30, 2013, pro forma net tangible book value per share would have been $(5.30) and total dilution per share to new investors, on a pro forma basis, would have been $24.30, assuming no exercise of the underwriters’ over-allotment option.

Unaudited pro forma consolidated financial information

The historical financial information of Ply Gem Holdings for the year ended December 31, 2012 was derived from our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The historical financial information of Ply Gem Holdings as of and for the three months ended March 30, 2013 was derived from our unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus. The historical financial information of Ply Gem Prime as of December 31, 2012 and for the year ended December 31, 2012 and as of March 30, 2013 and for the three months ended March 30, 2013 is unaudited. For financial reporting purposes, the consolidated operating assets and liabilities of Ply Gem Prime were the same as Ply Gem Holdings as of December 31, 2012 and for all previous years since inception.

The Reorganization Transactions include the merger of Ply Gem Holdings with its parent company, Ply Gem Prime, and will ultimately result in the conversion of Ply Gem Prime’s common stock, preferred stock and subordinated debt due to related parties into shares of Ply Gem Holdings’ common stock. See “Certain relationships and related party transactions— Reorganization transactions” for further details of the Reorganization Transactions. The pro forma consolidated financial information reflects the consolidation of Ply Gem Prime and Ply Gem Holdings and also gives effect to the Reorganization Transactions and certain transactions that will occur in connection with this offering.

The unaudited pro forma consolidated balance sheet data as of March 30, 2013 gives effect to the following transactions as if they occurred on March 30, 2013: (i) the Reorganization Transactions; (ii) the sale of 15,789,474 shares of our common stock in this offering at an assumed initial public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; (iii) the application of the net proceeds of this offering as described in “Use of proceeds;” (iv) the write-off of approximately $3.0 million of debt issuance costs and $7.7 million of debt discounts/tender premiums and the related tax benefit, with no net tax impact as a result of our full valuation allowance position, attributable to the 9.375% Senior Notes and the 8.25% Senior Secured Notes redeemed and/or repurchased with the proceeds from this offering; and (v) a $8.5 million write-off related to call premiums, if applicable, associated with the redemption and/or repurchase of a portion of the 9.375% Senior Notes and a portion of the 8.25% Senior Secured Notes as described under “Use of proceeds.”

The unaudited pro forma consolidated statement of operations data for the three months ended March 30, 2013 and for the year ended December 31, 2012 gives effect to the following transactions as if they occurred on January 1, 2012: (i) the Reorganization Transactions; (ii) the sale of 15,789,474 shares of our common stock in this offering at an assumed initial public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of the net proceeds of this offering as described under “Use of proceeds.”

The unaudited pro forma financial information included in this prospectus does not give pro forma effect to the acquisition of Gienow in April 2013 or the anticipated acquisition of Mitten because these acquisitions were not deemed to be significant. See “Prospectus summary—Recent developments.”

In connection with this offering and the related transactions, we will record as one-time charges in our consolidated statement of operations at the time of the respective transactions the write-off of approximately $3.0 million of debt issuance costs, $7.7 million of debt discounts/tender premiums, and $8.5 million of call premiums, if applicable, with no net tax impact as a result of our full valuation allowance position, attributable to the redemption and/or repurchase of a portion of the 9.375% Senior Notes and a portion of the 8.25% Senior Secured Notes with a portion of the proceeds from this offering. In addition, we will incur a $2.9 million write-off of a prepaid asset related to an advisory agreement with an affiliate of the CI Partnerships that will be terminated in connection with the offering. Furthermore, we will incur a termination fee of approximately $18.8 million payable to an affiliate of CI Capital Partners upon the consummation of this offering in connection with the termination of such advisory agreement. Finally, we will incur a $1.5 million expense related to a bonus to our President and Chief Executive Officer in connection with a successful offering prior to December 31, 2013 in lieu of benefits he may have received under the tax receivable agreement. Because these charges are non-recurring in nature, we have not given effect to these transactions in the pro forma consolidated statement of operations. However, these items are reflected as pro forma adjustments to accumulated deficit in the consolidated balance sheet as of March 30, 2013.

The presentation of the unaudited pro forma consolidated financial information is prepared in conformity with Article 11 of Regulation S-X. The unaudited pro forma consolidated financial information has been prepared by our management and is based on our historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma consolidated financial information below.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. See “—Notes to unaudited pro forma consolidated financial information” for a discussion of assumptions made. The unaudited pro forma consolidated financial information is presented for informational purposes and is based on management’s estimates. The unaudited pro forma consolidated statement of operations does not purport to represent what our results of operations actually would have been if the transactions set forth above had occurred on the dates indicated or what our results of operations will be for future periods.

Ply Gem Holdings, Inc.

Unaudited pro forma consolidated balance sheet

as of March 30, 2013

	Historical						Consolidated pro forma after reorganization	Offering pro forma adjustments		Consolidated pro forma
(amounts in thousands (except per share data))	Ply Gem Holdings	Ply Gem Prime Holdings	Eliminations	Consolidated	Reorganization pro forma adjustments

ASSETS
Current Assets:
Cash and cash equivalents	$11,162	$—	$—	$11,162	$—		$11,162	$82,000		$93,162
Accounts receivable	136,553	—	—	136,553	—		136,553	—		136,553
Inventories:
Raw materials	51,626	—	—	51,626	—		51,626	—		51,626
Work in process	25,205	—	—	25,205	—		25,205	—		25,205
Finished goods	45,879	—	—	45,879	—		45,879	—		45,879

Total inventory	122,710	—	—	122,710	—		122,710	—		122,710
Prepaid expenses and other current assets	16,061	—	—	16,061	(2,857	)(h)	13,204	(324)	(i)	12,880
Deferred income taxes	5,224	—	—	5,224	—		5,224	—	(a)	5,224

Total current assets	291,710	—	—	291,710	(2,857	)(h)	288,853	81,676		370,529
Property and Equipment, at cost:
Land	3,737	—	—	3,737	—		3,737	—		3,737
Buildings and improvements	38,422	—	—	38,422	—		38,422	—		38,422
Machinery and equipment	299,242	—	—	299,242	—		299,242	—		299,242

Total property and equipment	341,401	—	—	341,401	—		341,401	—		341,401
Less accumulated depreciation	(241,050)	—	—	(241,050)	—		(241,050)	—		(241,050)

Total property and equipment, net	100,351	—	—	100,351	—		100,351	—		100,351
Other Assets:
Intangible assets, net	90,153	—	—	90,153	—		90,153	—		90,153
Goodwill	392,224	—	—	392,224	—		392,224	—		392,224
Deferred income taxes	2,871	—	—	2,871	—		2,871	—	(a)	2,871
Investment in Ply Gem Holdings	—	(343,361)	343,361	—	—		—	—		—
Other	28,807	—	—	28,807	—		28,807	(3,013)	(b)	25,794

Total other assets	514,055	(343,361)	343,361	514,055	—		514,055	(3,013)		511,042

	$906,116	$(343,361)	$343,361	$906,116	$(2,857)		$903,259	$78,663		$981,922

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current Liabilities:
Accounts payable	$79,582	$—	$—	$79,582	$—		$79,582	$—		$79,582
Accrued expenses	79,918	—	—	79,918	—		79,918	20,352	(a),(j),(k)	100,270

Total current liabilities	159,500	—	—	159,500	—		159,500	20,352		179,852
Deferred income taxes	13,002	—	—	13,002	—		13,002	—	(a)	13,002
Other long-term liabilities	60,719	—	—	60,719	—	(c)	60,719	—		60,719
Long-term debt due to related parties	—	165,180	—	165,180	(165,180	)(e)	—	—		—
Long-term debt	1,016,256	—	—	1,016,256	—		1,016,256	(159,936)	(d)	856,320
Commitments and contingencies
Stockholder’s Deficit:
Preferred stock	—	133,357	—	133,357	(133,357	)(e)	—	—		—
Common stock	—	44	—	44	—	(e)	44	162	(g)	206
Additional paid-in-capital	311,490	102,973	(311,490)	102,973	298,537	(c),(e)	401,510	257,682	(g)	659,192
Accumulated deficit	(647,747)	(737,811)	647,747	(737,811)	(2,857	)(e)	(740,668)	(39,597)	(f),(j),(k)	(780,265)
Accumulated other comprehensive income (loss)	(7,104)	(7,104)	7,104	(7,104)	—		(7,104)	—		(7,104)

Total stockholder’s deficit	(343,361)	(508,541)	343,361	(508,541)	162,323		(346,218)	218,247		(127,971)

	$906,116	$(343,361)	$343,361	$906,116	$(2,857)		$903,259	$78,663		$981,922

See accompanying notes to the unaudited pro forma financial information.

Ply Gem Holdings, Inc.

Unaudited pro forma consolidated statement of operations

for the three months ended March 30, 2013

	Historical					Reorganization pro forma adjustments	Offering pro forma adjustments
	Ply Gem	Ply Gem Prime							Consolidated
(amounts in thousands (except per share data))	Holdings	Holdings		Eliminations	Consolidated				pro forma

Net sales	$257,097	$—		$—	$257,097	$—	$—		$257,097
Cost of products sold	215,251	—		—	215,251	—	—		215,251

Gross profit	41,846	—		—	41,846	—	—		41,846
Operating expenses:
Selling, general and administrative expenses	38,216	—		—	38,216	—	—		38,216
Amortization of intangible assets	4,202	—		—	4,202	—	—		4,202

Total operating expenses	42,418	—		—	42,418	—	—		42,418

Operating loss	(572)	—		—	(572)	—	—		(572)
Foreign currency loss	(33)	—		—	(33)	—	—		(33)
Interest expense	(23,668)	(4,029	)(1)	—	(27,697)	—	3,999	(2)	(23,698)
Interest income	15	—		—	15	—	—		15
Gain (loss) on modification or extinguishment of debt	—	—		—	—	—	—		—

Loss before equity in loss of subsidiary	(24,258)	(4,029)		—	(28,287)	—	3,999	(2)	(24,288)
Equity in loss of subsidiary	—	(28,107)		28,107	—	—	—		—

Loss before provision for income taxes	(24,258)	(32,136)		28,107	(28,287)	—	3,999	(2)	(24,288)
Provision for income taxes	3,849	—		—	3,849	—	—	(3)	3,849

Net loss attributable to Ply Gem Holdings, Inc., excluding non-recurring items directly attributable to the Reorganization Transactions and the offering	$(28,107)	$(32,136)		$28,107	$(32,136)	$—	$3,999		$(28,137)

Earnings per share:
Basic and diluted loss per share									$(0.43)

Weighted average shares outstanding:
Basic and diluted weighted average shares									64,751,968	(4)(5)

See accompanying notes to the unaudited pro forma financial information.

Ply Gem Holdings, Inc.

Unaudited pro forma consolidated statement of operations

for the year ended December 31, 2012

	Historical					Reorganization pro forma adjustments	Offering pro forma adjustments		Consolidated pro forma
(amounts in thousands (except per share data))	Ply Gem Holdings	Ply Gem Prime Holdings		Eliminations	Consolidated

Net sales	$1,121,301	$—		$—	$1,121,301	$—	$—		$1,121,301
Cost of products sold	877,102	—		—	877,102	—	—		877,102

Gross profit	244,199	—		—	244,199	—	—		244,199
Operating expenses:
Selling, general and administrative expenses	147,242	—		—	147,242	—	—		147,242
Amortization of intangible assets	26,937	—		—	26,937	—	—		26,937

Total operating expenses	174,179	—		—	174,179	—	—		174,179

Operating earnings	70,020	—		—	70,020	—	—		70,020
Foreign currency gain	409	—		—	409	—	—		409
Interest expense	(103,133)	(14,951	)(1)	—	(118,084)	—	10,088	(2)	(107,996)
Interest income	91	—		—	91	—	—		91
Loss on modification or extinguishment of debt	(3,607)	—		—	(3,607)	—	—		(3,607)

Loss before equity in loss of subsidiary	(36,220)	(14,951)		—	(51,171)	—	10,088	(2)	(41,083)
Equity in loss of subsidiary	—	(39,055)		39,055	—	—	—		—

Loss before provision for income taxes	(36,220)	(54,006)		39,055	(51,171)	—	10,088	(2)	(41,083)
Provision for income taxes	2,835	—		—	2,835	—	—	(3)	2,835

Net loss attributable to Ply Gem Holdings, Inc., excluding non-recurring items directly attributable to the Reorganization Transactions and the offering	$(39,055)	$(54,006)		$39,055	$(54,006)	$—	$10,088		$(43,918)

Earnings per share:
Basic and diluted loss per share									$(0.68)

Weighted average shares outstanding:
Basic and diluted weighted average shares									64,751,968	(4)(5)

See accompanying notes to the unaudited pro forma financial information.

Notes to unaudited pro forma consolidated financial information

Pro forma adjustments

Balance sheet as of March 30, 2013

(a) Reflects the income tax benefit, net of valuation allowances, resulting from the write-off of debt issuance costs, debt discounts, tender premiums and call premiums paid in connection with the debt repayment with the proceeds from this offering. As a result of our full valuation allowance position, there was no net tax impact for the adjustments.

(b) Reflects the write-off of approximately $3.0 million of debt issuance costs attributable to the outstanding 8.25% Senior Secured Notes and 9.375% Senior Notes redeemed and/or repurchased with the proceeds from this offering.

(c) Reflects the impact of the tax receivable agreement with the Tax Receivable Entity and our full valuation allowance position as of March 30, 2013. As a result of this full valuation allowance position, the gross $89.1 million liability that could be paid in future years was not recognized in our pro forma balance sheet. As a result, we will recognize future operating expenses related to the tax receivable agreement as the NOLs are utilized, which will be offset by reductions in our valuation allowance impacting our provision for income taxes. Under this tax receivable agreement, we are required to pay the Tax Receivable Entity 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) net operating loss carryovers from periods (or portions thereof) ending before January 1, 2013, (ii) deductible expenses attributable to the transactions related to this offering and (iii) deductions related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

(d) Reflects the application of a portion of the proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, to repay, redeem and/or repurchase a portion of the 8.25% Senior Secured Notes, a portion of the 9.375% Senior Notes and approximately $19.7 million of the indebtedness outstanding under the ABL Facility as described under “Use of proceeds.”

(e) Reflects the Reorganization Transactions, including the conversion of preferred stock and long-term debt due to related parties of Ply Gem Prime into shares of common stock of Ply Gem Holdings and the exchange of common stock of Ply Gem Prime for common stock of Ply Gem Holdings. The Reorganization Transactions will create one class of stock outstanding, which will be the common stock of Ply Gem Holdings. The long-term debt due to a related party matures in February 2015 and bears interest at 10% per annum.

(f) Reflects the recognition of a charge attributable to the write-off of approximately $3.0 million of unamortized debt issuance costs, $7.7 million of debt discounts/tender premiums and $8.5 million of call premiums, if applicable, with no net tax impact as a result of our full valuation allowance position, attributable to the redemption and/or repurchase of a portion of the 8.25% Senior Secured Notes and a portion of the 9.375% Senior Notes with a portion of the proceeds from this offering.

(g) Reflects the offering of 15,789,474 shares of common stock in exchange for net proceeds of approximately $277.0 million, a portion of which will be utilized to repurchase and/or redeem a portion of the 8.25% Senior Secured Notes and a portion of the 9.375% Senior Notes and repay approximately $19.7 million of the indebtedness outstanding under the ABL Facility as described under “Use of proceeds.”

(h) Reflects the $2.9 million write-off of a prepaid asset related to an advisory agreement with an affiliate of the CI Partnerships that will be terminated in connection with the offering. The advisory fee written off was for the year ending December 31, 2013.

(i) Reflects the $0.3 million of capitalized offering costs that will be offset against additional paid in capital in the offering.

(j) Reflects the $1.5 million bonus expense to the President and Chief Executive Officer in connection with the offering.

(k) Reflects a termination fee of approximately $18.8 million payable to an affiliate of the CI Partnerships upon the consummation of this offering in connection with the termination of the advisory agreement with an affiliate of the CI Partnerships.

For the three months ended March 30, 2013 and for the year ended December 31, 2012

(1) The interest expense for long-term debt due to related parties of Ply Gem Prime reflected on Ply Gem Prime’s statements of operations will not be recurring in the future as the debt to which this interest relates will be converted into outstanding common stock of Ply Gem Holdings in the Reorganization Transactions eliminating any future interest expense for Ply Gem Prime. Ply Gem Prime’s unaudited historical financial results for 2011 and 2010 are contained in the following tables:

Ply Gem Prime Holdings, Inc.

Unaudited consolidated statements of operations

(amounts in thousands)	For the year ended
	December 31, 2011	December 31, 2010

Net sales	$—	$—
Cost of products sold	—	—

Gross profit	—	—
Operating expenses:
Selling, general and administrative expenses	—	1,600
Amortization of intangible assets	—	—

Total operating expenses	—	1,600

Operating loss	—	(1,600)
Interest expense	(13,592)	(12,329)
Interest income	—	9,848

Income (loss) before equity in subsidiary income (loss)	(13,592)	(4,081)
Equity in subsidiary’s income (loss)	(84,507)	27,667

Income (loss) before provision for income taxes	(98,099)	23,586
Provision for income taxes	—	1,531

Net income (loss)	$(98,099)	$22,055

(2) Reflects the reduction of interest expense and amortization of debt issuance costs as a result of the redemption and/or repurchase of a portion of the 8.25% Senior Secured Notes and a portion of the 9.375% Senior Notes and the repayment of approximately $19.7 million of the indebtedness outstanding under the ABL Facility as described under “Use of proceeds.”

(3) Reflects the incremental provision for federal and state income taxes as a result of the pro forma adjustments. As a result of our full valuation allowance position, there was no net tax impact for the adjustments.

(4) The pro forma basic weighted average common shares outstanding reflect the issuance of shares of common stock issued in connection with the following transactions as if such shares had been issued on January 1, 2012:

(i) The Reorganization Transactions;

(ii) The sale of 15,789,474 shares of our common stock in this offering at an assumed initial public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us; and

(iii) The application of the net proceeds of this offering as described in “Use of proceeds.”

Three months ended March 30, 2013

Reorganization Transactions	48,962,494
Shares of common stock issued in this offering	15,789,474
Pro forma basic weighted average shares outstanding	64,751,968

Year ended December 31, 2012

Reorganization Transactions	48,962,494
Shares of common stock issued in this offering	15,789,474
Pro forma basic weighted average shares outstanding	64,751,968

(5)	The pro forma diluted weighted average common shares outstanding reflect the treasury stock effect of the outstanding stock options. In connection with the Reorganization Transactions, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of common stock of Ply Gem Holdings with adjustments to the number of shares and per share exercise prices.

The selected historical consolidated financial data set forth below is not necessarily indicative of the results of future operations.

(amounts in thousands (except per share data))	Three months ended		Year ended December 31,
	March 30, 2013	March 31, 2012	2012	2011	2010	2009	2008

	(unaudited)	(unaudited)
Selected statements of operations data:(1)
Net sales	$257,097	$239,176	$1,121,301	$1,034,857	$995,906	$951,374	$1,175,019
Cost of products sold	215,251	196,261	877,102	824,325	779,946	749,841	980,098

Gross profit	41,846	42,915	244,199	210,532	215,960	201,533	194,921
Operating expenses:
Selling, general and administrative expenses	38,216	34,993	147,242	138,912	130,460	141,772	155,388
Amortization of intangible assets	4,202	6,719	26,937	26,689	27,099	19,651	19,650
Write-off of previously capitalized offering costs	—	—	—	—	1,571	—	—
Goodwill impairment	—	—	—	—	—	—	450,000

Total operating expenses	42,418	41,712	174,179	165,601	159,130	161,423	625,038

Operating earnings (loss)	(572)	1,203	70,020	44,931	56,830	40,110	(430,117)
Foreign currency gain (loss)	(33)	68	409	492	510	475	(911)
Interest expense(2)	(23,668)	(25,056)	(103,133)	(101,488)	(122,992)	(135,514)	(138,015)
Interest income	15	15	91	104	159	211	617
Gain (loss) on modification or extinguishment of debt(2)	—	—	(3,607)	(27,863)	98,187	—	—

Income (loss) before provision (benefit) for income taxes	(24,258)	(23,770)	(36,220)	(83,824)	32,694	(94,718)	(568,426)
Provision (benefit) for income taxes	3,849	1,872	2,835	683	5,027	(17,966)	(69,951)

Net income (loss)	(28,107)	(25,642)	$(39,055)	$(84,507)	$27,667	$(76,752)	$(498,475)

Dividends(8)	—	—	—	—	—	—	—
Basic and diluted earnings (loss) attributable to common stockholders per common share	$(281,070)	$(256,420)	$(390,550)	$(845,070)	$276,670	$(767,520)	$(4,984,750)
Pro forma loss per share:(3)(4)
Basic and diluted loss per share	$(0.43)		$(0.68)
Pro forma weighted average shares outstanding:
Basic and diluted weighted average shares outstanding	64,751,968		64,751,968
Other data:
Adjusted EBITDA(5)	$12,073	$15,267	$127,262	$114,501	$123,054	$116,215	$96,095
Capital expenditures	6,665	3,350	24,646	11,490	11,105	7,807	16,569
Depreciation and amortization	9,715	13,317	52,277	54,020	60,718	56,271	61,765
Annual single family housing starts(6)	N/A	N/A	535	434	471	442	616
Selected statements of cash flows data:
Net cash provided by (used in):
Operating activities	$(59,414)	$(36,515)	$48,704	$(3,459)	$6,748	$(16,882)	$(58,865)
Investing activities	(6,654)	(3,229)	(24,553)	(11,388)	(9,073)	(7,835)	(11,487)
Financing activities	49,938	48,134	(8,813)	9,198	2,407	(17,528)	78,233
Selected balance sheet data (at period end):
Cash and cash equivalents	$11,162	$20,197	$27,194	$11,700	$17,498	$17,063	$58,289
Total assets	906,116	923,030	881,850	892,912	922,237	982,033	1,104,053
Total long-term debt	1,016,256	1,012,323	964,384	961,670	894,163	1,100,397	1,114,186
Stockholder’s deficit	(343,361)	(301,907)	(314,942)	(277,322)	(173,088)	(313,482)	(242,628)

(1)	In April 2012, we adopted the financial presentation provision of Accounting Standard Update 2011-05, Presentation of Comprehensive Income. We adopted the measurement provisions in 2008 of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (now included in Accounting Standards Codification (ASC) 715, Compensation—Retirement Benefits). In addition, we elected to change our method of accounting for a portion of our inventory in 2008 from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method.

(2)	During the year ended December 31, 2012, we incurred a loss on modification or extinguishment of debt of approximately $3.6 million consisting of $1.5 million in call premiums, $0.4 million expense of unamortized debt issuance costs associated with the 13.125% Senior Subordinated Notes, $0.3 million expense of unamortized discount for the 13.125% Senior Subordinated Notes, and $1.4 million expense of third party fees for the 13.125% Senior Subordinated Notes. During the year ended December 31, 2011, we incurred a loss on modification or extinguishment of debt of approximately $27.9 million consisting of $10.9 million in tender premiums, $2.8 million expense of unamortized debt issuance costs associated with the 11.75% Senior Secured Notes, $0.8 million expense of unamortized discounts for the 11.75% Senior Secured Notes, $12.3 million expense of third party fees for the 8.25% Senior Secured Notes, and $1.2 million for the expense of unamortized debt issuance costs for the previous senior secured asset-based revolving credit facility. During the year ended December 31, 2010, we recorded a non-cash gain on extinguishment on debt of approximately $98.2 million in connection with the redemption of the 9% Senior Subordinated Notes arising from a net reacquisition price of approximately $261.8 million versus the carrying value of the 9% Senior Subordinated Notes of $360.0 million. During the year ended December 31, 2008, we classified extinguishment losses arising from $14.0 million of non-cash deferred financing costs associated with previous term debt, $6.8 million for a prepayment premium and $6.8 million of bank amendment fees as interest expense.

(3)	Reflects the Reorganization Transactions, this offering and the application of the net proceeds from this offering as described in “Use of proceeds.”

The following details the computation of the pro forma loss per common share and is unaudited:

(amounts in thousands (except per share data))	Three months ended March 30, 2013	Year ended December 31, 2012

Pro forma net loss	$(28,137)	$(43,918)

Unaudited pro forma weighted average common share calculation:
Shares issued in the offering	15,789,474	15,789,474
Conversion of Ply Gem Prime Holdings common stock	26,379,501	27,900,729
Conversion of Ply Gem Prime Holdings preferred stock	22,582,993	21,061,765
Unaudited basic and diluted pro forma weighted average shares outstanding	64,751,968	64,751,968
Pro forma loss per common share:
Pro forma basic and diluted loss per common share	$(0.43)	$(0.68)

(4)	The summary unaudited pro forma financial data are based upon available information and certain assumptions as discussed in the notes to the unaudited pro forma financial information presented under “Unaudited pro forma financial information.” The summary unaudited pro forma financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if each such transaction had occurred on the dates specified, nor does this data purport to represent the results of operations for any future period.

(5)	Adjusted EBITDA means net income (loss) plus interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization, non-cash foreign currency transactions gain/(loss), non-cash loss (gain) on modification or extinguishment of debt, amortization of non-cash write-off of the portion of excess purchase price from acquisitions allocated to inventories, write-off of previously capitalized offering costs, environmental remediation, restructuring and integration expenses, acquisition costs, customer inventory buybacks, impairment charges and management fees paid under our advisory agreement with an affiliate of the CI Partnerships. Other companies may define adjusted EBITDA differently and, as a result, our measure of adjusted EBITDA may not be directly comparable to adjusted EBITDA of other companies. Management believes that the presentation of adjusted EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. We have included adjusted EBITDA because it is a key financial measure used by management to (i) internally measure our operating performance and (ii) determine our incentive compensation programs. In addition, our ABL Facility has certain covenants that apply ratios utilizing this measure of adjusted EBITDA.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of adjusted EBITDA measures by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP; nor is adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of the limitations of adjusted EBITDA are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under the 9.375% Senior Notes, the 8.25% Senior Secured Notes, the 11.75% Senior Secured Notes, the 13.125% Senior Subordinated Notes or the ABL Facility;

•	Adjusted EBITDA does not reflect income tax payments we are required to make; and

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net earnings or operating earnings in accordance with U.S. GAAP as a measure of performance in accordance with U.S. GAAP. You are cautioned not to place undue reliance on adjusted EBITDA. The adjusted EBITDA amounts are unaudited.

initial stocking sales and inventory build, the Company believes that its vinyl siding unit volume shipments would have increased 5.3%. The Company’s vinyl siding market position remained consistent in 2012 at approximately 36.0% compared to 2011. During the 2012 fourth quarter, the Company’s vinyl siding industry shipments increased 5.7% compared to the same period in 2011, while industry shipments increased 2.7%.

Net sales for the year ended December 31, 2011 increased from the year ended December 31, 2010 by approximately $34.9 million, or 5.8%. Net sales increased despite continued low industry unit volume that resulted from the challenging market conditions that persisted in the U.S. housing market. These negative general market conditions were offset by sales to new customers and higher selling prices that were increased in response to higher raw material and freight costs. According to the NAHB, 2011 single family housing starts decreased approximately 7.9% from 2010. This decrease was attributable in part to the poor general economic conditions that existed in the United States including, among other things, high unemployment, the number of foreclosures and falling home prices that negatively impacted demand for the U.S. housing market.

The Company’s sales to new customers and higher selling prices related to increased material costs offset the general housing market conditions. In addition, favorable weather conditions during the fourth quarter of 2011 also contributed to the sales growth year over year. During the 2011 fourth quarter, the Company’s vinyl siding unit shipments increased 10.8% compared to the same period in 2010. According to the Vinyl Siding Institute, the vinyl siding industry shipments decreased 3.9% for 2011 compared to 2010 while the Company’s shipments increased approximately 7.1% driven by sales to new customers. The Company’s vinyl siding market position for 2011 increased to approximately 36.0% from 32.3% for 2010. Included as a reduction of net sales for the year ended December 31, 2011 were inventory buybacks for the lift-out of competitors’ inventory of approximately $11.2 million related to these new customers. Excluding the impact of these buybacks, 2011 net sales would have increased 7.6% compared to 2010.

Gross profit

Gross profit for the three months ended March 30, 2013 increased compared to the three months ended March 31, 2012 by approximately $1.2 million or 3.7%. The gross profit increase was attributable to lower aluminum material costs offset by the 3.5% volume decrease and increasing PVC material costs for the three months ended March 30, 2013 relative to March 31, 2012. According to the London Metal Exchange, the price of aluminum decreased approximately 4.4% for the three months ended March 30, 2013 relative to the three months ended March 31, 2012. Published market prices for PVC resin for the three months ended March 30, 2013 increased 3.3% relative to the three months ended March 31, 2012. While commodity cost fluctuations increased gross profit by 8.7% for the three months ended March 30, 2013 excluding the impact of any price changes for our products, this was partially offset by approximately $0.3 million of negative gross profit associated with manufacturing start-up costs for our new cellular PVC trim board product, which we began selling during the three months ended March 30, 2013.

Gross profit as a percentage of sales increased from 22.9% for the three months ended March 31, 2012 to 24.6% for the three months ended March 30, 2013. The 170 basis point increase is attributed to the relationship and timing between our pricing and the commodity cost fluctuations for aluminum and PVC resin.

Gross profit for the year ended December 31, 2012 increased $21.4 million, or 13.5%, compared to the year ended December 31, 2011. Gross profit as a percentage of sales increased from 24.8% for the year ended December 31, 2011 to 27.4% for the year ended December 31, 2012. Included in 2011 gross profit was a net inventory buyback of approximately $9.9 million resulting from the buyback, or lift-out, of our competitor’s product on initial stocking orders, partially offset by the scrap value of inventory received. Our gross profit as a percentage of sales for the year ended December 31, 2011 would have been 25.9% excluding these buybacks. The remaining increase from 25.9% to 27.4% was primarily attributable to increases in unit volume shipments specifically related to new construction and the 23.2% volume increase from 2011.

As it relates to our two primary raw material cost components, aluminum and PVC resin, there has been movement relative to prior years. According to the London Metal Exchange, the price of aluminum decreased approximately 15.8% for the year ended December 31, 2012 compared to the year ended December 31, 2011. Conversely, the average market price for PVC resin was estimated to have increased approximately 5.5% for 2012 compared to 2011. Commodity cost fluctuations increased gross profit by 1.0% for the year ended December 31, 2012 excluding the impact of any price changes for our products.

Gross profit for the year ended December 31, 2011 increased from the year ended December 31, 2010 by approximately $3.3 million, or 2.1%. Gross profit as a percentage of sales decreased from 25.7% for the year ended December 31, 2010 to 24.8% for the year ended December 31, 2011. Included in 2011 gross profit was a net inventory buyback of approximately $9.9 million resulting from the buyback, or lift-out, of our competitor’s product on initial stocking orders, partially offset by the scrap value of inventory received. Our gross profit as a percentage of sales for the year ended December 31, 2011 would have been 25.9% excluding these buybacks, which is consistent with the prior year. According to the London Metal Exchange, the price of aluminum increased approximately 13.9% for the year ended December 31, 2011 compared to the year ended December 31, 2010. In addition, the average market price for PVC resin was estimated to have increased 14.1% for 2011 compared to 2010. Commodity cost fluctuations decreased gross profit by 22.1% for the year ended December 31, 2011 excluding the impact of any price changes for our products. As discussed above, the Company initiated selling price increases in response to these rising material and freight costs.

SG&A expense

SG&A expense for the three months ended March 30, 2013 decreased from the three months ended March 31, 2012 by approximately $23,000, or 0.2%. As a percentage of net sales, SG&A expense increased from 10.3% to 10.7% for the three months ended March 30, 2013 relative to the three months ended March 31, 2012 based on the net sales decrease of 3.5% experienced during the first quarter of 2013.

SG&A expense for the year ended December 31, 2012 increased $1.6 million, or 2.6%, relative to the year ended December 31, 2011. As a percentage of sales, SG&A expenses were consistent between 2012 and 2011 at approximately 9.3%. The SG&A expense dollar increase resulted primarily from higher management incentive compensation expense related to improved business performance.

SG&A expense for the year ended December 31, 2011 increased from the year ended December 31, 2010 by approximately $5.2 million, or 9.6%. The increase in SG&A expense was attributed to higher employee related expenses of approximately $2.7 million as well as increased selling and marketing expenses of approximately $2.2 million related to increased sales. As a percentage of sales, SG&A expense increased slightly to 9.3% for the year ended December 31, 2011 from 9.0% for the year ended December 31, 2010 due to higher employee related expenses.

(5)	Other long term liabilities include pension obligations which are estimated based on our 2012 annual funding requirement. Because we are unable to reliably estimate the timing of future tax payments related to uncertain tax positions, certain tax related obligations of approximately $3.5 million, including interest of approximately $0.9 million, have been excluded from the table above.

The following table summarizes our contractual cash obligations under financing arrangements and lease commitments, including interest amounts, as of December 31, 2012, on a pro forma basis after giving effect to the Reorganization Transactions, this offering and the application of the net proceeds of this offering. Interest on the 8.25% Senior Secured Notes and the 9.375% Senior Notes is fixed. Interest on the ABL Facility is variable and has been presented at the average rate of approximately 2.9%. Actual interest rates for future periods may differ from those presented here.

(amounts in thousands)	Total Amount	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Long-term debt(1)	$903,000	$—	$—	$147,000	$756,000
Interest payments(2)	388,711	72,849	145,698	138,979	31,185
Non-cancelable lease commitments(3)	112,698	18,861	32,225	22,768	38,844
Purchase obligations(4)	78,660	78,660	—	—	—
Other long-term liabilities(5)	11,320	1,132	2,264	2,264	5,660

	$1,494,389	$171,502	$180,187	$311,011	$831,689

(1)	Long-term debt is shown before discount, and consists of our 9.375% Senior Notes, 8.25% Senior Secured Notes, and the ABL Facility. For more information concerning the long-term debt, see “—Liquidity and capital resources” above.

(2)	Interest payments for variable interest debt are based on current interest rates.

(3)	Non-cancelable lease commitments represent lease payments for facilities and equipment.

(4)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. These obligations are related primarily to inventory purchases under a 2013 contract that was finalized during 2012.

(5)	Other long term liabilities include pension obligations which are estimated based on our 2012 annual funding requirement. Because we are unable to reliably estimate the timing of future tax payments related to uncertain tax positions, certain tax related obligations of approximately $3.5 million, including interest of approximately $0.9 million, have been excluded from the table above.

In addition to the items listed in the tables presented above, we have a potential obligation related to certain tax issues of approximately $3.5 million, including interest of approximately $0.9 million. The timing of the potential tax payments is unknown.

As discussed in “Certain relationships and related party transactions,” under an advisory agreement we will pay an annual fee to an affiliate of CI Capital Partners each year based on 2% of EBITDA. In addition, a termination fee equal to approximately $18.8 million will be payable to an affiliate of CI Capital Partners upon the consummation of this offering in connection with the termination of such advisory agreement. Neither of these fees have been included in the above tables.

We also have a potential liability in connection with the tax receivable agreement which we will enter into upon the closing of this offering. The tax receivable agreement will obligate us to make payments to the Tax Receivable Entity generally equal to 85% of the applicable cash savings that we actually realize as a result of NOL carryovers. We will retain the benefit of the remaining 15% of these tax savings. The amounts we may be required to pay could be significant and are not reflected in the above tables. See “Risk factors—Risks associated with our business—We will be required to pay an affiliate of our current stockholders for certain tax benefits, including net operating loss carryovers, we may claim, and the amounts we may pay could be significant” and “Certain relationships and related party transactions—Tax receivable agreement.”

to our customers while allowing us to maintain minimal inventory levels in our window product offerings. In addition, as a result of our PVC resin purchasing scale (we are one of the largest purchasers in North America based on industry estimates), we are able to secure favorable prices, terms and input availability through various cycles. Furthermore, since 2008, we have centralized numerous back office functions to our corporate office that previously resided in our business segments. This enabled us to maximize our efficiencies and minimize selling, general, and administrative expenses during the U.S. housing downturn.

Through our strong cost controls, vertically-integrated manufacturing platform, continued investment in technology, focus on safety and significant purchasing scale, we have improved efficiency in our manufacturing facilities while maintaining a low fixed cost structure of approximately 21% of our total cost structure, which provides significant operating leverage as the housing market recovers. Furthermore, our manufacturing facilities are among the safest in all of North America with four of them having received the highest federal, state and/or provincial safety award and rating. We believe that we have one of the most efficient and safest operating platforms in the exterior building products industry, helping to drive our profitability.

•

Proven Track Record of Acquisition Integration and Cost Savings Realization.  Our seven acquisitions since early 2004 have enhanced our geographic diversity, expanded our product offerings and enabled us to enter new product categories. Our acquisition of United Stone Veneer (now branded Ply Gem Stone) in 2008 enabled us to enter the stone veneer product category, which is one of the fastest growing categories of exterior cladding products. We have maintained a disciplined focus on integrating new businesses, rather than operating them separately, and have realized meaningful synergies as a result. Through facility and headcount rationalizations, strategic sourcing and other manufacturing improvements, we have permanently eliminated over $50 million in aggregate costs. We view our ability to identify, execute and integrate acquisitions as one of our core strengths and expect that this offering will significantly improve our financial position and flexibility, enabling us to lead the continued consolidation of the exterior building products industry.

•

Strong Management Team with Significant Ownership.  We are led by a committed senior management team that has an average of over 20 years of relevant industry experience. Our current senior management, with financial and advisory support from affiliates of CI Capital Partners LLC, has successfully transformed Ply Gem from operating as a holding company with a broad set of brand offerings to an integrated business model under the Ply Gem brand, positioning our Company to grow profitably and rapidly as the housing market recovers. As of May 13, 2013, after giving effect to the Reorganization Transactions (assuming a public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), members of our management team held common stock representing approximately 5.0% of the shares of our Company, which will decline to 3.7% upon completion of this offering (or 3.6% if the underwriters exercise their over-allotment option in full).

Our business strategy

We are pursuing the following business and growth strategies:

•

Capture Growth Related to Housing Market Recovery.  As a leading manufacturer of exterior building products, we intend to capitalize on the continued recovery in the new construction market and the anticipated recovery in the home repair and remodeling market. The NAHB mitigate any conflicts of interest. We also weight executive officers’ base salaries, incentive amounts, and equity awards in a manner intended to minimize risk-taking incentives that could have a detrimental effect on us.

The components of total compensation for our executive officers are as follows:

•	Base salary

In general. We provide the opportunity for our named executive officers and other executives to earn a competitive annual base salary. We provide this opportunity to attract and retain an appropriate caliber of talent for these positions and to provide a base wage that is not subject to our performance risk, as are other elements of our compensation, such as the annual cash incentive awards, equity interests, and long-term incentive awards described below. Base salaries of our named executive officers are only one component of our named executive officers’ compensation packages and will not substitute for our incentive awards.

Our President and Chief Executive Officer, Gary E. Robinette, reviews the base salaries for our named executive officers, other than the President and Chief Executive Officer, in November and December of each year with any recommended increases being based on our performance as well as the individual’s performance and responsibilities, which we believe to be consistent with our overall philosophy of rewarding both strong individual and Company performance. After this review, any salary increases for the executive officers other than the President and Chief Executive Officer are recommended by our President and Chief Executive Officer to our Compensation Committee and board of directors for approval. The base salary for our President and Chief Executive Officer is determined by the Compensation Committee of our board of directors, but will not be less than $530,000 per year.

•	Annual cash incentive awards

In general.  We provide the opportunity for our named executive officers to earn an annual cash incentive award based upon our performance as well as the executive’s individual performance. We provide this opportunity to attract and retain an appropriate caliber of talent for these positions and to motivate executives to achieve our financial goals. We believe that providing these annual incentives is consistent with our objective of providing compensation that varies with our performance in achieving financial and non-financial objectives.

2012 target award opportunities.  For 2012, a target bonus was established for each named executive officer, and the amount of the bonus earned was based on the Company’s meeting or exceeding the performance metrics established by the Compensation Committee, which were assigned different weights as described below. The percentage of an executive’s target bonus to be earned depended on the percentage of each target performance metric achieved based on a schedule established by the Compensation Committee. For each component of the bonus formula, achievement of 100% of the target would have resulted in earning 100% of the portion of the executive’s target bonus that is based on that metric. A maximum level of achievement was established for each performance metric, and achievement at or above the maximum would have resulted in earning 150% of the portion of the executive’s target bonus that is based on that metric. In the event of achievement of a given metric below or above target, the percentage of the portion of the executive’s target bonus that is based on that metric was determined by interpolation from the target and maximum, in accordance with the schedule established by the Compensation Committee. The weighting of each performance target by segment is described in the following table.

	Adjusted EBITDA	Market Share	Working Capital	Innovation	Expense Reduction
Siding, Fencing and Stone	70%	10%	10%	10%	—
Windows and Doors	70%	10%	10%	10%	—
Corporate	80%	—	—	10%	10%

(i) Adjusted EBITDA targets (70% of total bonus for Siding, Fencing and Stone segment and Windows and Doors segment and 80% of total bonus for Corporate) – For purposes of measuring annual cash incentives, we defined “adjusted EBITDA” as net income (loss) plus interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization, non-cash loss (gain) on modification or extinguishment of debt, non-cash foreign currency gain/(loss), restructuring and integration costs, customer inventory buybacks, impairment charges and management fees paid under our advisory agreement with an affiliate of the CI Partnerships. We established adjusted EBITDA targets for each of our respective segments and corporate office personnel with a minimum level of adjusted EBITDA required before any target award is achieved. The following table sets forth the established target and maximum adjusted EBITDA for Siding, Fencing and Stone, Windows and Doors and Corporate, together with actual achievement and the resulting percentage earned for the applicable component of each executive’s bonus.

	Siding, Fencing and Stone	Windows and Doors	Corporate
2012 Target	$126.7 million	$18.5 million	$129.0 million
2012 Maximum	$129.8 million	$27.0 million	$135.5 million
2012 Actual	$136.0 million	$12.2 million	$127.3 million
Percentage of Bonus Component Earned	150%	48%	93%

(ii) Market share (10% of total bonus for Siding, Fencing and Stone segment and Windows and Doors segment) – The market share growth criteria were measured based upon relative market share holdings compared from 2011 to 2012 for the respective segments. The following table sets forth the established target and maximum market share gains for Siding, Fencing and Stone and Windows and Doors, together with actual achievement and the resulting percentage earned for the applicable component of each executive’s bonus.

	Siding, Fencing and Stone	Windows and Doors
2012 Target	$24.5 million	$39.7 million
2012 Maximum	$35.0 million	$47.6 million
2012 Actual	$24.5 million	$31.8 million
Percentage of Bonus Component Earned	100%	50%

(iii) Working capital (10% of total bonus for Siding, Fencing and Stone segment and Windows and Doors segment) – The working capital criteria were measured based upon comparative year-over-year period working capital performance by segment. We defined working capital as accounts receivable plus inventory less accounts payable. The following table sets forth the established target and maximum market share gains for Siding, Fencing and Stone and Windows and Doors, together with actual achievement and the resulting percentage earned for the applicable component of each executive’s bonus.

	Siding, Fencing and Stone	Windows and Doors
2012 Target	$236.4 million	$246.4 million
2012 Maximum	$354.6 million	$369.6 million
2012 Actual	$295.5 million	$308.0 million
Percentage of Bonus Component Earned	138%	125%

(iv) Innovation (10% of total bonus for Siding, Fencing and Stone segment, Windows and Doors segment, and Corporate) – The innovation criteria were achieved if the Company effectively pursued new product opportunities or new operating processes or procedures based on a ratings scale designed to measure creative thinking. Based on a review of the innovation achievements of new product development and process improvements, all groups were able to achieve the 100% target bonus level for 2012. The actual 2012 award achieved as a percentage of the target for each segment performance and for corporate performance is detailed in the table below and was determined based on level of innovation achieved relative to the bonus plan parameters.

(v) Expense reduction (10% of total bonus for Corporate) – The expense reduction criteria were achieved if corporate expenditures were less than budgeted corporate expenditures of approximately $19.9 million. Target expense reduction was set at $250,000, at which the executives would have earned 100% of the portion of their target bonus that is based on Corporate expense reduction. A maximum expense reduction was set at $500,000, at or above which the executives would have earned 150% of the portion of their target bonus that is based on Corporate expense reduction. Actual corporate expenditures were reduced by approximately $468,000 for the year ended December 31, 2012, resulting in achievement of 143.6% of target.

The following table summarizes the percentage of target achieved with respect to each component of the executives’ bonuses based on actual 2012 performance.

	Percentage of Target Bonus (EBITDA) (i)	Percentage of Target Bonus (Market share) (ii)	Percentage of Target Bonus (Working capital) (iii)	Percentage of Target Bonus (Innovation) (iv)	Percentage of Target Bonus (Expense Reduction) (v)
Siding, Fencing and Stone	150%	100%	138%	100%	—
Windows and Doors	48%	50%	125%	100%	—
Unallocated/Corporate	93%	—	—	100%	143.6%

In connection with the conversion described above, the board of directors authorized Ply Gem Prime to allow the named executive officers to invest in Ply Gem Prime Common Stock on September 25, 2006, which stock was either Incentive Stock or not, in the same proportion that the officer’s phantom units had been deemed invested in such stock.

Stock options. We may grant the named executive officers options to purchase shares of Ply Gem Prime Common Stock pursuant to the Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan. Options granted pursuant to the 2004 Option Plan have historically been intended to qualify as incentive stock options under the Code. In November 2011, we granted Mr. Robinette an option to purchase 150,000 shares of a new non-voting class of our common stock at an exercise price of $100. These stock options were not intended to qualify as incentive stock options. Our Compensation Committee determined that the November 2011 option grant was necessary for retention purposes and to keep Mr. Robinette aligned with shareholders to an extent commensurate with the number of shares repurchased by Ply Gem Prime in 2011. (See “—Compensation discussion and analysis—Employment agreements and retention agreements—CEO retention agreement” for additional discussion). The stock options granted to the chief executive officer vest 25% on each of the following dates: July 2012, July 2013, July 2014, and July 2015. In connection with the Reorganization Transactions, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of our common stock with adjustments to the number of shares and the per share exercise prices to reflect the merger.

Long term incentive plan

During the year ended December 31, 2011, the Company finalized the LTIP, a long term incentive plan, for certain employees including our named executive officers. During the year ended December 31, 2012, another LTIP grant was provided to certain executive officers. The long-term incentive plan was implemented to retain the named executive officers through the downturn in the housing market and ensure consistency with the executive team. The target bonus percentages were established at the following levels based on a review of broad-based third-party surveys in order for us to obtain an understanding of current compensation practices relating to long-term incentives for named executive officers in similar roles and with similar responsibilities:

Long-term incentive plan Target bonus percentage of base salary

Mr. Robinette	300%
Mr. Poe	150%
Mr. Wayne	150%
Mr. Buckley	150%
Mr. Morstad	150%

The long-term incentive plan has two separate components:

Performance bonus (50% of long-term incentive bonus) – The performance bonus component vests over a two-year period, with the first potential payment in January 2013 based on the initial 2011 grant. The performance bonus can be paid in either cash or stock. A participant in the plan is required to be an employee at the time of the payment in order to receive the award. For 2011 and 2012 grants, the performance criterion is 90% of targeted EBITDA for the following combined two fiscal years (2012 and 2013 for 2012 grants). For the years ended December 31, 2012 and 2011, the performance bonus portion of the LTIP was not achieved.

The following table reflects the outstanding equity awards at fiscal year end for 2012 on a pro forma basis after giving effect to the Reorganization Transactions:

Name	Number of securities underlying unexercised options (#) exercisable (1)	Number of securities underlying unexercised options (#) unexercisable (1)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(3)
Gary E. Robinette	23,417	5,854	$13.44	October 2, 2018	110,526	$2,100,000
	28,569	42,853	$13.44	April 28, 2020	—	—
	223,194	669,581	$16.80	November 11, 2021	—	—
Shawn K. Poe	7,156	1,789	$13.44	October 2, 2018	27,632	525,000
	23,807	35,711	$13.44	April 28, 2020	—	—
John Wayne	15,313	3,828	$13.44	October 2, 2018	31,208	592,949
	71,422	17,855	$13.44	December 5, 2018	—	—
	—	29,759	$16.80	December 11, 2022	—	—
John Buckley	9,523	2,381	$13.44	October 2, 2018	8,729	165,848
	8,928	5,952	$13.44	December 14, 2019	—	—
	—	47,615	$16.80	December 11, 2022	—	—
Lynn Morstad	18,394	4,598	$13.44	October 2, 2018	29,724	564,750
	57,138	14,284	$13.44	December 5, 2018	—	—

(1)	Each option becomes vested and exercisable with respect to 20% of the shares covered by the option on each of the first five anniversaries of the grant date, excluding Mr. Robinette’s November 2011 grant, which vests 25% on each of the following dates: July 2012, July 2013, July 2014, and July 2015.

(2)	The stock awards set forth in this table represent restricted stock awards described in the long-term incentive plan section above. The actual number of shares eligible to vest in 2014 and 2015 will be a number with an aggregate fair market value equal to the fixed dollar amount in the column to the immediate right, and the share numbers in this column were calculated by dividing that fixed number by $100, an estimate of the fair market value of one share of our common stock as of December 31, 2012, and by $19.00 for the pro forma table.

(3)	The market value represents the fixed liability related to the long-term incentive plan to be settled in January 2014 and January 2015 with a variable amount of restricted stock or common stock based on the fair value of the stock at that time.

Pension benefits for 2012

Name(a)	Plan name (b)	Number of years credited service (#)(c)		Present value of accumulated benefit ($) (d)(1)	Payments during last fiscal year ($)(e)

Gary E. Robinette	NA	—		$—	$—
Shawn K. Poe	NA	—		—	—
John Wayne	NA	—		—	—
John Buckley	NA	—		—	—
Lynn Morstad	MW Retirement Plan	4	(2)	55,403	—
	MW SERP Plan	4	(2)	22,397	—

(1)	The material assumptions used to derive the present value of the accumulated pension benefit shown in this table are set forth in Note 5 “Defined Benefit Plans” to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	The number in this column is less than the number of the officer’s actual years of service with the Company. This is because the plans have been frozen, as described below.

Pension plans

We maintain the MW Manufacturers, Inc. Retirement Plan, a tax-qualified defined benefit retirement plan, acquired with the MWM Holding acquisition in August 2004 (the “MW

Principal stockholders

The table below sets forth, as of May 13, 2013, information with respect to the beneficial ownership of our common stock by:

•	each of our directors and each of the executive officers named in the Summary Compensation Table under “Executive compensation;”

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

The amounts and percentages of common stock outstanding and percentage of beneficial ownership before this offering are based on the number of shares of common stock to be issued and outstanding prior to this offering after giving effect to the Reorganization Transactions.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Name and address of beneficial owner(1)	Shares of common stock and percentage of class beneficially owned before this offering		Shares of common stock and percentage of class beneficially owned after this offering assuming no exercise of over-allotment option		Percentage of class beneficially owned assuming full exercise of over-allotment option
	Number	Percentage	Number	Percentage
5% Stockholders
Caxton-Iseman (Ply Gem), L.P.(2)(3)(4)	10,038,012	20.5%	10,038,012	15.5%	15.0%
Caxton-Iseman (Ply Gem) II, L.P.(2)(3)(4)	35,861,646	73.2%	35,861,646	55.4%	53.4%
Directors and Named Executive Officers
Frederick J. Iseman(2)(3)(5)	45,899,658	93.7%	45,899,658	70.9%	68.4%
Robert A. Ferris	—	—	—	—	—
Steven M. Lefkowitz(2)(3)(6)	45,899,658	93.7%	45,899,658	70.9%	68.4%
Gary E. Robinette(7)	289,461	*	289,461	*	*
Shawn K. Poe(8)	300,544	*	300,544	*	*
John Wayne(9)	356,377	*	356,377	*	*
John Buckley(10)	93,980	*	93,980	*	*
Lynn Morstad(11)	420,099	*	420,099	*	*
John D. Roach(12)	67,023	*	67,023	*	*
Michael Haley(13)	96,700	*	96,700	*	*
Jeffrey Barber(14)	12,449	*	12,499	*	*
Timothy Hall	—	—	—	—	—
All Directors and Executive Officers as a Group (14 persons)(15)	47,806,218	96.1%	47,806,218	72.9%	70.4%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each person listed in this table is c/o Ply Gem Holdings, Inc., 5020 Weston Parkway, Suite 400, Cary, North Carolina, 27513.

(2)	Under the terms of the amended and restated stockholders agreement to be entered into prior to the consummation of this offering, each of our stockholders prior to this offering (including certain of the directors and executive officers named in the above tables) will agree to vote their shares of common stock as directed by the CI Partnerships. As a result, the CI Partnerships and Messrs. Iseman and Lefkowitz may be deemed to beneficially own 72.7% of our common stock after the consummation of this offering (70.2% if the underwriters exercise their over-allotment option in full). The CI Partnerships and Messrs. Iseman and Lefkowitz disclaim beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(3)	Address is c/o CI Capital Partners LLC, 500 Park Avenue, New York, New York 10022.

(4)	Rajaconda Holdings, Inc. is the general partner of each of the CI Partnerships and is deemed to beneficially own the shares held by the CI Partnerships.

(5)	By virtue of his indirect control of the CI Partnerships, Mr. Iseman shares voting and investment power over the shares of our common stock held by the CI Partnerships and is deemed to beneficially own the shares of common stock held by those entities. Mr. Iseman disclaims beneficial ownership of the shares beneficially owned by the CI Partnerships except to the extent of his pecuniary interest therein.

(6)	By virtue of being a director of Rajaconda Holdings, Inc., Mr. Lefkowitz shares voting and investment power over the shares of our common stock held by the CI Partnerships and is deemed to beneficially own the shares of common stock held by the CI Partnerships. Mr. Lefkowitz disclaims beneficial ownership of the shares beneficially owned by the CI Partnerships except to the extent of his pecuniary interest therein.

(7)	Includes options to purchase 289,461 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. Mr. Robinette disclaims beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(8)	Includes options to purchase 42,865 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. Mr. Poe disclaims beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(9)	Includes options to purchase 86,735 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. Mr. Wayne disclaims beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(10)	Includes options to purchase 18,451 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. Mr. Buckley disclaims beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(11)	Includes options to purchase 75,532 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days. Mr. Morstad disclaims beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(12)	Includes options to purchase 20,831 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(13)	Includes options to purchase 20,831 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(14)	Includes options to purchase 8,928 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(15)	Includes options to purchase 802,897 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

Certain relationships and related party transactions

Reorganization transactions

In connection with this offering, we will merge with our parent corporation and engage in a series of transactions that will convert the outstanding subordinated debt, common stock and preferred stock of our parent corporation into common equity and result in a single class of our common stock outstanding. In addition, prior to this merger, a wholly-owned subsidiary of Ply Gem Prime will merge into Ply Gem Prime with Ply Gem Prime being the surviving entity. As part of this offering, the shareholders of Ply Gem Prime will receive interests in the Tax Receivable Entity in proportion to their ownership interests in Ply Gem Prime.

Currently, Ply Gem Prime owns 100% of our capital stock. As of March 30, 2013, Ply Gem Prime had three classes of preferred stock, three classes of common stock and approximately $68.4 million aggregate principal amount of its 10% Senior Subordinated Notes due 2015 (the “Prime Notes”) outstanding. The Prime Notes are held by the CI Partnerships and all of the preferred stock and common stock of Ply Gem Prime is held by the CI Partnerships and certain current and former directors and members of our management team or their related parties. Prior to the closing of this offering, the CI Partnerships will exchange the Prime Notes held by them for a new class of senior preferred stock of Ply Gem Prime (the “New Preferred Stock”) with a liquidation preference equal to the principal amount of and accrued interest on the Prime Notes.

Prior to the closing of this offering, Ply Gem Prime will merge with and into Ply Gem Holdings, with Ply Gem Holdings being the surviving entity. In the reorganization merger, we will issue a total of 48,962,494 shares of our common stock, representing 75.6% of our outstanding common stock after giving effect to this offering (or 72.9% if the underwriters exercise their over-allotment option in full). In the reorganization merger, all of the preferred stock (including New Preferred Stock) of Ply Gem Prime (including the subordinated debt of Ply Gem Prime that will have been converted into preferred stock as part of the Reorganization Transactions) will be converted into a number of shares of our common stock based on the initial public offering price of our common stock and the liquidation value of and the maximum dividend amount in respect of the preferred stock. The holders of common stock of Ply Gem Prime will receive an aggregate number of shares of our common stock equal to the difference between 48,962,494 and the number of shares of our common stock issued to the holders of preferred stock of Ply Gem Prime. The initial public offering price of our common stock will be determined by a negotiation between us and the Representatives, as further described in “Underwriting.”

Based on an assumed public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), in the reorganization merger, holders of preferred stock of Ply Gem Prime (including the New Preferred Stock) will receive an aggregate of 23,526,880 shares of our common stock and holders of common stock of Ply Gem Prime will receive an aggregate of 25,435,614 shares of our common stock. In addition, in connection with the Reorganization Transactions, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of our common stock with adjustments to the number of shares and per share exercise prices to reflect the reorganization merger.

The table below sets forth the consideration to be received by our directors, executive officers and our principal stockholders in connection with the Reorganization Transactions, based on an assumed public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

Name	Common stock to be issued in reorganization transactions

Caxton-Iseman (Ply Gem), L.P.	10,038,012
Caxton-Iseman (Ply Gem) II, L.P.	35,861,646
Frederick J. Iseman	—
Gary E. Robinette	—
Shawn K. Poe	257,679
John Wayne	269,642
John Buckley	75,529
Lynn Morstad	344,567
Timothy D. Johnson	—
David N. Schmoll	30,613
Robert A. Ferris	—
Steven M. Lefkowitz	—
John D. Roach	46,192
Michael Haley	75,869
Timothy T. Hall	—
Jeffrey T. Barber	3,571

Stockholders agreement

Ply Gem Prime is currently party to an amended and restated stockholders agreement (the “Existing Stockholders Agreement”) with the CI Partnerships and certain of our current and former members of management and their related parties. The Existing Stockholders Agreement contains provisions related to the composition of Ply Gem Prime’s board of directors, voting agreements, rights of first refusal, tag along rights, drag along rights, put and call rights, pre-emptive rights and customary confidentiality agreements and non-compete and non-solicit covenants with respect to certain current and former members of our management team.

In connection with this offering, the parties will amend and restate the Existing Stockholders Agreement (the “Stockholders Agreement”) and Ply Gem Holdings will become a party to the agreement so that the Stockholders Agreement will be between Ply Gem Holdings, Ply Gem Prime, the CI Partnerships and certain of our current members of management, including Messrs. Robinette, Poe, Wayne, Buckley, and Morstad (collectively with the CI Partnerships, the “Pre-IPO Stockholders”). As described below, the Stockholders Agreement will contain provisions related to stockholder voting, the composition of our board of directors and the committees of our board, our corporate governance, restrictions on the transfer of shares of our capital stock and certain other provisions.

Voting agreements

Under the Stockholders Agreement, each of the Pre-IPO Stockholders has agreed to vote all shares of our voting stock held by it as directed by the CI Partnerships (or if such partnerships are dissolved, their general partner) in any voting matter before our stockholders including, without limitation, elections of directors, amendments to our certificate of incorporation, approvals of mergers and other transactions or stockholder proposals, whether in an annual stockholder meeting, special stockholder meeting or an action by written consent.

Restrictions on transfer

Under the Stockholders Agreement, each member of our senior management, including Messrs. Robinette, Poe, Wayne, Buckley, and Morstad (collectively, the “Management Stockholders”), and, under separate transfer restriction agreements, certain other employees and stockholders, including Messrs. Barber, Roach and Haley (collectively with the Management Stockholders, the “Restricted Stockholders”), will agree to restrict their ability to transfer (i) our common stock issued to him or it in the Reorganization Transactions (the “Initial Common Stock”) and (ii) options to purchase our common stock whether issued prior to or in connection with this offering (whether vested or unvested) (the “Initial Option Securities”). Subject to certain exceptions, such as transfers to permitted transferees, each Restricted Stockholder may only transfer his or its Initial Common Stock and Initial Option Securities as follows:

•	Prior to the first anniversary of this offering, up to 20% of the Initial Common Stock and 20% of the Initial Option Securities;

•

On and after the first anniversary of this offering and through the second anniversary of this offering, up to an additional 40% of the Initial Common Stock and 40% of the Initial Option Securities; and

•	After the second anniversary of this offering, up to 100% of the Initial Common Stock and up to 100% of the Initial Option Securities.

Notwithstanding the foregoing limitations, at any time after this offering, if the CI Partnerships (or if such partnerships are dissolved, their general partner) sell any of our common stock held by them in an underwritten public offering, then each Restricted Stockholder may sell its Initial Common Stock and Initial Option Securities in such public offering on a pro rata basis with the CI Partnerships (or if such partnerships are dissolved, their general partner). These restrictions on transfer will terminate upon a change of control of our Company. In addition, the restrictions on transfer will terminate with respect to any Management Stockholder and certain other employees that are party to transfer restriction agreements whose employment is terminated by the Company, who resigns for good reason or who retires. These restrictions on transfer may be amended or waived by our board of directors in its sole discretion.

Other provisions

The Stockholders Agreement will contain customary confidentiality agreements from the Pre-IPO Stockholders and covenants from the Management Stockholders not to compete with us or solicit employees from us for a period of one year following termination of employment with us (whether such termination was voluntary or involuntary or with or without cause or good reason).

The Stockholders Agreement will require us to deliver to the CI Partnerships (or if such partnerships are dissolved, their general partner) a copy of our unaudited monthly management report (including our unaudited consolidated balance sheet and income statement) as soon as it is available after the end of each monthly accounting period, a copy of our annual strategic plan and budget as soon as practicable following board approval and such other information and data with respect to us as the CI Partnerships may reasonably request, subject to customary confidentiality provisions. In addition, we will be required to give the CI Partnerships, their manager and their general partner and outside accountants, auditors, legal counsel and other authorized representatives or agents of such persons reasonable access to our books and records

General advisory agreement

Upon completion of the Ply Gem acquisition, Ply Gem Industries entered into an advisory agreement with an affiliate of CI Capital Partners LLC (the “CI Party”), which we refer to as the “General Advisory Agreement.”

Under the General Advisory Agreement, the CI Party provides us with acquisition and financial advisory services as the board of directors shall reasonably request. In consideration of these services, Ply Gem Industries agreed to pay the CI Party (1) an annual fee equal to 2% of our EBITDA, as defined in such agreement, (2) a transaction fee, payable upon the completion by us of any acquisition, of 2% of the sale price, (3) a transaction fee, payable upon the completion by us of any divestitures, of 1% of the sale price, and (4) a transaction fee, payable upon the completion of the sale of our company, of 1% of the sale price. EBITDA in the General Advisory Agreement is based on our net income (loss) plus extraordinary losses and/or any net capital losses realized, provision for income taxes, interest expense (including amortization or write-off of debt discount and debt issuance costs and commissions, and other items), depreciation and amortization, dividends paid or accrued on preferred stock, certain management fees paid to the CI Party, charges related to certain phantom units, and a number of other items. The annual fee payable in any year may not exceed the amounts permitted under the senior credit facilities or the indenture governing the 8.25% Senior Secured Notes. The CI Party is obligated to return any portion of the annual fee that has been prepaid if an event of default has occurred and is continuing under either the senior credit facilities or the indenture governing the 8.25% Senior Secured Notes.

The initial term of the General Advisory Agreement is 10 years, and is automatically renewable for consecutive one-year extensions, unless Ply Gem Industries or the CI Party provide notice of termination. In addition, the General Advisory Agreement may be terminated by the CI Party at any time, upon the occurrence of specified change of control transactions or upon an initial public offering of our shares or shares of any of our parent companies.

During the fourth quarter of 2012, Ply Gem Industries and the CI Party amended the General Advisory Agreement to, among other things, extend the term for a period of ten years to November 6, 2022. If the General Advisory Agreement is terminated for any reason prior to the end of such extended term, Ply Gem Industries will pay to the CI Party an amount equal to the present value of the annual advisory fees that would have been payable through the end of the term or three years, whichever is less, based on Ply Gem Industries’ cost of funds to borrow amounts under the Ply Gem Industries’ senior credit facilities.

Under the General Advisory Agreement, the Company paid management fees of approximately $0.2 million for the three months ended March 30, 2013 and $2.5 million, $2.3 million, and $2.5 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The General Advisory Agreement will be terminated upon the consummation of this offering. Upon the consummation of this offering and the termination of the General Advisory Agreement, a termination fee equal to approximately $18.8 million will be paid to the CI Party.

Tax sharing agreement

Prior to January 11, 2010, Ply Gem Prime was the common parent of an affiliated group of corporations that included Ply Gem Investment Holdings, Ply Gem Holdings, Ply Gem Industries and their subsidiaries. Ply Gem Prime elected to file consolidated federal income tax returns on behalf of the group. Accordingly, on February 24, 2006, Ply Gem Prime, Ply Gem Investment Holdings, Ply Gem

Industries and Ply Gem Holdings entered into an Amended and Restated Tax Sharing Agreement, under which Ply Gem Investment Holdings, Ply Gem Industries and Ply Gem Holdings agreed to make payments to Ply Gem Prime. These payments will not be in excess of the tax liabilities of Ply Gem Investment Holdings, Ply Gem Industries, Ply Gem Holdings and their respective subsidiaries, if these tax liabilities had been computed on a stand-alone basis. On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime being the surviving corporation. As a result, on March 17, 2011, we entered into a Second Amended and Restated Tax Sharing Agreement, effective as of January 11, 2010, so that the tax sharing agreement is among Ply Gem Prime, Ply Gem Holdings and Ply Gem Industries. In connection with the Reorganization Transactions, Ply Gem Prime will merge with and into Ply Gem Holdings with Ply Gem Holdings being the surviving corporation. As a result, we will enter into a Third Amended and Restated Tax Sharing Agreement in connection with the Reorganization Transactions so that the tax sharing agreement is between Ply Gem Holdings and Ply Gem Industries.

Tax receivable agreement

In order to induce the stockholders of Ply Gem Prime to consent to the initial public offering and the related transactions, we intend to enter into a tax receivable agreement with the Tax Receivable Entity (an entity controlled by an affiliate of the CI Partnerships). We are entering into the tax receivable agreement because certain favorable tax attributes related to the period prior to this offering will be available to us. Specifically, we have substantial deferred tax assets related to NOLs for United States federal and state income tax purposes, which are available to offset future taxable income. The CI Partnerships and our other current stockholders believe that the value of these tax attributes should be considered in determining the value of our shares being sold in this offering. Since it might be difficult to determine the present value of these attributes with certainty, the tax receivable agreement will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize in periods after this offering as a result of (i) NOL carryovers from periods (or portions thereof) ending before January 1, 2013, (ii) deductible expenses attributable to the transactions related to this offering and (iii) deductions related to imputed interest deemed to be paid by us as a result of or attributable to payments under this tax receivable agreement. We will retain the benefit of the remaining 15% of these tax savings.

The amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rate then applicable, our use of NOL carryovers and the portion of our payments under the tax receivable agreement constituting imputed interest.

The payments we will be required to make under the tax receivable agreement could be substantial. We expect that, as a result of the amount of the NOL carryovers from prior periods (or portions thereof) and the deductible expenses attributable to the transactions related to this offering, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments under the tax receivable agreement, in respect of the federal and state NOL carryovers, could be approximately $89.1 million in the aggregate and would be paid within the next five years, assuming that utilization of such tax attributes is not subject to limitation under Section 382 of the Code as the result of an “ownership change” (within the meaning of Section 382 of the Code) of Ply Gem Holdings. It is possible that future transactions or events could increase or decrease the actual tax benefits realized from these tax attributes and the corresponding tax receivable agreement payments.

Description of capital stock

Capital stock

In connection with this offering, we expect to amend our certificate of incorporation so that our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. After the consummation of this offering and after giving effect to the Reorganization Transactions, we expect to have 64,751,968 shares (or 67,120,389 shares if the underwriters exercise their over-allotment option in full) of common stock and no shares of preferred stock outstanding. Summarized below are material provisions of our certificate of incorporation and by-laws as they will be in effect upon the completion of this offering, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the applicable provisions of the DGCL.

Common stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred stock

After the consummation of this offering, we will be authorized to issue up to 50,000,000 shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate opportunity

Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of the CI Partnerships or certain related parties or any directors of the Company who are employees of the

•	the provisions restricting business combinations with interested stockholders as described below;

•

the provisions that provide that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of the CI Partnerships or certain related parties or any directors of the Company who are employees of the CI Partnerships or their affiliates as described above;

•	the provisions relating to the forum for adjudication of disputes; and

•	the amendment provisions of the certificate of incorporation.

In addition, the board of directors will be permitted to alter our by-laws without obtaining stockholder approval. Prior to the Triggering Event, stockholders may alter our by-laws with the affirmative vote of the holders of a majority of our issued and outstanding shares of capital stock entitled to vote. Following the Triggering Event, stockholders may only alter our by-laws with the affirmative vote of at least 75% of the voting power of our issued and outstanding shares of capital stock entitled to vote.

Business combinations with interested stockholders

In general, section 203 of the Delaware General Corporation Law prevents an interested stockholder, which is defined generally as a person owning 15% or more of the corporation’s outstanding voting stock, of a Delaware corporation from engaging in a business combination (as defined therein) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Under our amended and restated certificate of incorporation, we will opt out of the provisions of section 203. Accordingly, we will not be subject to any anti-takeover effects of section 203. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as section 203, except that they will provide that the CI Partnerships and their respective affiliates and successors and certain of their transferees as a result of private sales will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Forum for adjudication of disputes

Our amended and restated certificate of incorporation will provide that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting breach of a fiduciary duty owed by any director, officer or other employee of the Company, any action asserting a claim arising pursuant to the DGCL or any action asserting a claim governed by the internal affairs doctrine.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

New York Stock Exchange listing

Our common stock has been approved for listing on the NYSE under the symbol “PGEM.”

Shares available for future sale

Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See “Risk factors—Risks related to this offering and our common stock—Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable.”

Sale of restricted shares

Upon the consummation of this offering, we will have 64,751,968 shares of common stock outstanding (or 67,120,389 shares if the underwriters exercise their over-allotment option in full), excluding 3,111,878 shares of common stock underlying outstanding options. Of these shares, the 15,789,474 shares sold in this offering (or 18,157,895 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately 48,962,494 of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of this offering, the holders of approximately 1,959,173 shares of common stock will be entitled to dispose of their shares pursuant to Rule 144 under the Securities Act, and the holders of approximately 47,003,321 shares of common stock, representing approximately 72.6% of our outstanding common stock (or 70.0% if the underwriters exercise their over-allotment option in full), will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144. The underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, as in effect on the date of this prospectus, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding 90 days. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

In general, Rule 701 under the Securities Act, as in effect on the date of this prospectus, provides that securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year holding period requirement.

Options/equity awards

We intend to file a registration statement under the Securities Act to register 7,160,836 shares of common stock reserved for issuance under our Equity Plans. Immediately prior to effectiveness of the registration statement of which this prospectus is a part, after giving effect to the Reorganization Transactions, there were 3,111,878 options outstanding under our Equity Plans to purchase a total of 3,111,878 shares of our common stock, of which options to purchase 934,395 shares were exercisable immediately. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up agreements

Other than in connection with the sale of shares in this offering, the CI Partnerships, our executive officers and our directors have agreed that, for a period of 180 days after the date of this prospectus, subject to certain extensions and with specified exceptions, they will not, without the prior written consent of the Representatives, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock.

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold 47,003,321 shares of our common stock, representing approximately 72.6% of our then outstanding shares of common stock, or approximately 70.0% if the underwriters exercise their option to purchase additional shares in full.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus (subject to certain extensions). We may, however, grant options to purchase shares of common stock, issue shares of common stock upon the exercise of outstanding options under our Equity Plans, issue shares of common stock in connection with an acquisition or business combination and in certain other circumstances.

The 180-day restricted period described in the preceding paragraphs will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Registration rights

In connection with this offering, we will enter into a registration rights agreement to grant registration rights to the CI Partnerships and the other Pre-IPO Stockholders. Subject to the limitations described under “Certain relationships and related party transactions—Registration rights agreement,” the CI Partnerships (or if such partnerships are dissolved, their general partner) may require that we register for public resale under the Securities Act all shares of common stock that they request be registered at any time following this offering and the other Pre-IPO Stockholders are entitled to piggyback registration rights with respect to any registration request made by the CI Partnerships (or if such partnerships are dissolved, their general partner). After giving effect to the Reorganization Transactions and this offering and subject to the terms of their lock-up agreements with the underwriters, the CI Partnerships and the other Pre-IPO Stockholders may require that 47,003,321 shares of our common stock be registered for resale pursuant to the registration rights agreement. For more information, see “Certain relationships and related party transactions—Registration rights agreement.”

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are acting as joint book-running managers and the Representatives. We have entered into an underwriting agreement with the underwriters dated the date of this prospectus. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
UBS Securities LLC
Deutsche Bank Securities Inc.
Zelman Partners LLC
BB&T Capital Markets, a division of BB&T Securities, LLC
Stephens Inc.

Total	15,789,474

The underwriting agreement provides that the underwriters may, in their discretion, terminate their obligations thereunder upon the occurrence of certain stated events. The underwriters are committed to purchase all the common shares in the offering if they purchase any shares, other than the common stock covered by the over-allotment option described below unless and until the over-allotment option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated in certain circumstances.

The underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $1,000,000 of shares shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision to the lock-up agreements described below. Any shares sold in the directed share program to our directors, executive officers or certain of our significant stockholders shall be subject to the lock-up agreements described below.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain

other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The Representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to 2,368,421 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by us
	No exercise	Full exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3.0 million. The underwriters have agreed to reimburse us for a portion of our offering expenses.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be extension. The restrictions described in this paragraph do not apply to (i) the transfer of shares of common stock as a bona fide gift, to any beneficiary pursuant to a will, other testamentary document or applicable laws of descent or to a family member or trust, provided that, in each case, (x) the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer, (y) no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made when required) and (z) such disposition is not made for value, (ii) transfers by a corporation, partnership or limited liability company subject to the lock-up to any wholly-owned subsidiary of such entity or to the partners, members, stockholders or affiliates of such entity, or to a charitable or family trust, provided that (x) each donee, transferee or distributee shall sign and deliver a lock-up agreement prior to such transfer, (y) no filing by any party under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer (other than a filing on Form 5 made when required, and in the case of the CI Partnerships (or any direct or indirect partner thereof) a filing on Form 4 may be made during the 180-day restricted period if such person provides at least two business days notice prior to such proposed filing) and (z) such disposition is not made for value, (iii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and (iv) the disposition of shares to the Company in connection with the exercise of incentive stock options.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock has been approved for listing on the NYSE under the symbol “PGEM.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the Representatives

Ply Gem Holdings, Inc. and subsidiaries

Consolidated statements of operations

	For the year ended December 31,
(amounts in thousands (except per share data))	2012	2011	2010

Net sales	$1,121,301	$1,034,857	$995,906
Cost of products sold	877,102	824,325	779,946

Gross profit	244,199	210,532	215,960
Operating expenses:
Selling, general and administrative expenses	147,242	138,912	130,460
Amortization of intangible assets	26,937	26,689	27,099
Write-off of previously capitalized offering costs	—	—	1,571

Total operating expenses	174,179	165,601	159,130

Operating earnings	70,020	44,931	56,830
Foreign currency gain	409	492	510
Interest expense	(103,133)	(101,488)	(122,992)
Interest income	91	104	159
Gain (loss) on modification or extinguishment of debt	(3,607)	(27,863)	98,187

Income (loss) before provision for income taxes	(36,220)	(83,824)	32,694
Provision for income taxes	2,835	683	5,027

Net income (loss)	$(39,055)	$(84,507)	$27,667

Net earnings (loss) per common share:
Basic and diluted net income (loss) attributable to common stockholders per common share:	$(390,550)	$(845,070)	$276,670

Weighted average common shares outstanding	100	100	100

Pro forma loss per common share (unaudited):
Pro forma basic and diluted loss per common share	$(0.68)

Pro forma basic and diluted weighted average common shares outstanding	64,751,968

See accompanying notes to consolidated financial statements.

The unaudited pro forma loss per common share is being presented to show the impact of the conversion of the outstanding common stock and preferred stock (including the subordinated debt of Ply Gem Prime Holdings that will have been previously converted into preferred stock) of Ply Gem Prime Holdings to Ply Gem Holdings common stock that will occur in connection with the Reorganization Transactions. The unaudited pro forma basic loss per common share is computed by dividing loss attributable to common stockholders by the unaudited pro forma weighted average number of common shares outstanding for the period.

The treasury stock effect of Ply Gem Holdings stock options to be issued in connection with the Reorganization Transactions has not been included in the computation of the unaudited pro forma diluted loss per common share for the year ended December 31, 2012 as the effect would be anti-dilutive.

The following details the computation of the pro forma loss per common share:

For the year ended December 31, 2012
(amounts in thousands (except per share data))	(unaudited)

Net loss	$(43,918)
Unaudited pro forma weighted average common share calculation:
Shares issued in the offering	15,789,474
Conversion of Ply Gem Prime Holdings common stock	27,900,729
Conversion of Ply Gem Prime Holdings preferred stock	21,061,765
Unaudited basic and diluted pro forma weighted average shares outstanding	64,751,968
Pro forma loss per common share:
Pro forma basic and diluted loss per common share	$(0.68)

2. Goodwill

The Company records the excess of purchase price over the fair value of the net assets of acquired companies as goodwill or other identifiable intangible assets. The Company performs an annual test for goodwill impairment at the November month end each year (November 24th for 2012) and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. The Company has defined its reporting units and performs the impairment testing of goodwill at the operating segment level. The Company has two reporting units: 1) Siding, Fencing and Stone and 2) Windows and Doors. Separate valuations are performed for each of these reporting units in order to test for impairment.

LLC , CI Capital Partners provides the Company with acquisition and financial advisory services as the Board of Directors shall reasonably request. In consideration of these services, the Company agreed to pay CI Capital Partners (1) an annual fee equal to 2% of our earnings before interest, tax, depreciation and amortization, (“EBITDA”), as defined in such agreement, (2) a transaction fee, payable upon the completion by the Company of any acquisition, of 2% of the sale price, (3) a transaction fee, payable upon the completion by the Company of any divestitures, of 1% of the sale price, and (4) a transaction fee, payable upon the completion of the sale of the Company, of 1% of the sale price. EBITDA in the General Advisory Agreement is based on the Company’s net income (loss) plus extraordinary losses and/or any net capital losses realized, provision for income taxes, interest expense (including amortization or write-off of debt discount and debt issuance costs and commissions, and other items), depreciation and amortization, dividends paid or accrued on preferred stock, certain management fees paid to CI Capital Partners, charges related to certain phantom units, and a number of other items. The annual fee payable in any year may not exceed the amounts permitted under the senior credit facilities or the indenture governing the senior secured notes, and CI Capital Partners is obligated to return any portion of the annual fee that has been prepaid if an event of default has occurred and is continuing under either the senior credit facilities or the indenture governing the senior secured notes.

Under the General Advisory Agreement the Company paid and expensed, as a component of selling, general, and administrative expenses, a management fee of approximately $2.5 million, $2.3 million, and $2.5 million, for the years ended December 31, 2012, 2011 and 2010, respectively. The original term of the General Advisory Agreement was 10 years, and was automatically renewable for consecutive one-year extensions, unless Ply Gem Industries or CI Capital Partners provide notice of termination. In addition, the General Advisory Agreement may be terminated by CI Capital Partners at any time, upon the occurrence of specified change of control transactions or upon an initial public offering of the Company’s shares or shares of any of the Company’s parent companies. During the fourth quarter of 2012, the Company and CI Capital Partners amended the General Advisory Agreement to, among other things, extend the term for a period of ten years to November 6, 2022. If the General Advisory Agreement is terminated for any reason prior to the end of such extended term, Ply Gem Industries will pay to CI Capital Partners an amount equal to the present value of the annual advisory fees that would have been payable through the end of the term or three years, whichever is less, based on Ply Gem Industries’ cost of funds to borrow amounts under Ply Gem Industries’ senior credit facilities.

During 2010, approximately $218.8 million aggregate principal amount of the 9% Senior Subordinated Notes held by such affiliates were transferred to the Company’s indirect stockholders and ultimately to Ply Gem Prime Holdings in exchange for equity of Ply Gem Prime valued at approximately $114.9 million. Such notes were then transferred to Ply Gem Holdings and then to Ply Gem Industries for no consideration as a capital contribution and cancelled on February 12, 2010. On February 16, 2010, Ply Gem Industries redeemed the remaining $141.2 million aggregate principal amount of outstanding 9% Senior Subordinated Notes (including approximately $62.5 million of the 9% Senior Subordinated Notes held by affiliates of the Company’s controlling stockholder). During the year ended December 31, 2010, the Company paid these affiliates approximately $9.8 million of interest for the 9% Senior Subordinated Notes owned by these related parties. These interest payments have been recorded within interest expense in the Company’s consolidated statement of operations.

During 2010, the Company received equity contributions of approximately $2.5 million from certain members of management. In addition, the Company repurchased equity of approximately

Ply Gem Holdings, Inc. and subsidiaries

Condensed consolidated statements of operations

and comprehensive loss

(Unaudited)

	For the three months ended
(amounts in thousands (except per share data))	March 30, 2013	March 31, 2012

Net sales	$257,097	$239,176
Cost of products sold	215,251	196,261

Gross profit	41,846	42,915
Operating expenses:
Selling, general and administrative expenses	38,216	34,993
Amortization of intangible assets	4,202	6,719

Total operating expenses	42,418	41,712

Operating earnings (loss)	(572)	1,203
Foreign currency (loss) gain	(33)	68
Interest expense	(23,668)	(25,056)
Interest income	15	15

Loss before provision for income taxes	(24,258)	(23,770)
Provision for income taxes	3,849	1,872

Net loss	$(28,107)	$(25,642)

Comprehensive loss	$(28,875)	$(24,979)

Net loss per common share:
Basic and diluted net loss attributable to common stockholders per common share:	$(281,070)	$(256,420)

Weighted average common shares outstanding	100	100

Pro forma loss per common share (unaudited):
Pro forma basic and diluted loss per common share	$(0.43)

Pro forma basic and diluted weighted average common shares outstanding	64,751,968

See accompanying notes to condensed consolidated financial statements.

The hierarchy requires the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The Company’s population of recurring financial assets and liabilities subject to fair value measurements and the necessary disclosures are as follows:

(amounts in thousands)	Carrying value	Fair value total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description
Liabilities:
Senior Notes-9.375%	$160,000	$174,800	$174,800	$—	$—
Senior Secured Notes-8.25%	840,000	913,500	913,500	—	—

As of March 30, 2013	$1,000,000	$1,088,300	$1,088,300	$—	$—

Liabilities:
Senior Notes-9.375%	$160,000	$170,400	$170,400	$—	$—
Senior Secured Notes-8.25%	840,000	907,200	907,200	—	—

As of December 31, 2012	$1,000,000	$1,077,600	$1,077,600	$—	$—

The fair value of the long-term debt instruments was determined by utilizing available market information. The carrying value of the Company’s other financial instruments approximates their fair value.

Earnings (loss) per common share

The unaudited pro forma loss per common share is being presented to give effect to the shares of Ply Gem Holdings common stock that will be issued in connection with the merger of the Company with its parent, Ply Gem Prime Holdings. In connection with the proposed initial public offering, the Company will merge with Ply Gem Prime Holdings and engage in a series of transactions that will result in the conversion of outstanding common stock and preferred stock (including the subordinated debt of its parent that will have been previously converted into preferred stock) of its parent into common equity of Ply Gem Holdings and result in a single class of outstanding common stock of Ply Gem Holdings (the “Reorganization”). In connection with this Reorganization, the outstanding options to purchase Ply Gem Prime Holdings common stock will convert into Ply Gem Holdings stock options. The pro forma weighted average common shares outstanding assume the conversion of the Ply Gem Prime Holdings outstanding common stock and preferred stock (including the subordinated debt of Ply Gem Prime Holdings that will have been previously converted into preferred stock) into shares of Ply Gem Holdings common stock upon the consummation of the Reorganization.

Basic and diluted earnings per share (“EPS”) is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares outstanding. The Company had 100 shares of common stock outstanding for the three months ended March 30, 2013 and March 31, 2012. In addition, all stock options and preferred stock are issued at the Ply Gem Prime level; therefore, no dilutive effect would exist at Ply Gem Holdings as these amounts have been recorded within additional paid in capital. Consequently, for purposes of EPS the Company calculated the amounts as net income (loss) divided by the 100 shares of common stock outstanding.

In connection with the proposed initial public offering, the Company will merge with its parent company, Ply Gem Prime Holdings, which will result in the conversion of outstanding common stock and preferred stock (including the subordinated debt of its parent that will have been previously converted into preferred stock) of its parent into Ply Gem Holdings common equity and result in a single class of outstanding common stock. In connection with the Reorganization, the outstanding options to purchase Ply Gem Prime Holdings common stock will convert into Ply Gem Holdings stock options.

The unaudited pro forma loss per common share is being presented to show the impact of the conversion of the outstanding common stock and preferred stock (including the subordinated debt of Ply Gem Prime Holdings that will have been previously converted into preferred stock) of Ply Gem Prime Holdings to Ply Gem Holdings common stock that will occur in connection with the Reorganization. The unaudited pro forma basic loss per common share is computed by dividing loss attributable to common stockholders by the unaudited pro forma weighted average number of common shares outstanding for the period.

The treasury stock effect of Ply Gem Holdings stock options to be issued in connection with the Reorganization has not been included in the computation of the unaudited pro forma diluted loss per common share for the three months ended March 30, 2013 as the effect would be anti-dilutive.

The following details the computation of the pro forma loss per common share:

For the three months ended
March 30, 2013
(amounts in thousands (except per share data))	(unaudited)

Net loss	$(28,137)
Unaudited pro forma weighted average common share calculation:
Shares issued in the offering	15,789,474
Conversion of Ply Gem Prime Holdings common stock	26,379,501
Conversion of Ply Gem Prime Holdings preferred stock	22,582,993
Unaudited basic and diluted pro forma weighted average shares outstanding	64,751,968
Pro forma loss per common share:
Pro forma basic and diluted loss per common share	$(0.43)

2. Goodwill

The Company records the excess of purchase price over the fair value of the net assets of acquired companies as goodwill or other identifiable intangible assets. The Company performs an annual test for goodwill impairment at the November month end each year (November 24th for 2012) and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. The Company has defined its reporting units and performs the impairment testing of goodwill at the operating segment level. The Company has two reporting units: 1) Siding, Fencing and Stone and 2) Windows and Doors. Separate valuations are performed for each of these reporting units in order to test for impairment.

The Company uses the two-step method to determine goodwill impairment. If the carrying amount of a reporting unit exceeds its fair value (“Step One”), the Company measures the possible goodwill impairment based upon a hypothetical allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including

Following is a summary of the Company’s segment information:

	For the three months ended
(amounts in thousands)	March 30, 2013	March 31, 2012

Net sales
Siding, Fencing and Stone	$137,725	$142,787
Windows and Doors	119,372	96,389

	$257,097	$239,176

Operating earnings (loss)
Siding, Fencing and Stone	$17,114	$15,949
Windows and Doors	(12,096)	(10,396)
Unallocated	(5,590)	(4,350)

	$(572)	$1,203

	Total assets as of
	March 30, 2013	December 31, 2012

Total assets
Siding, Fencing and Stone	$586,339	$558,501
Windows and Doors	277,836	271,650
Unallocated	41,941	51,699

	$906,116	$881,850

12. Related party transactions

Under the General Advisory Agreement (the “General Advisory Agreement”) the Company entered into with CI Capital Partners, formerly Caxton-Iseman Capital LLC, CI Capital Partners provides the Company with acquisition and financial advisory services as the Board of Directors shall reasonably request. Under the General Advisory Agreement the Company paid and expensed, as a component of selling, general, and administrative expenses, a management fee of approximately $0.2 million, and $0.3 million, for the three months ended March 30, 2013 and March 31, 2012, respectively.

During 2012, the Company and CI Capital Partners amended the General Advisory Agreement to, among other things, extend the term for a period of ten years to November 6, 2022. If the General Advisory Agreement is terminated for any reason prior to the end of the initial term, Ply Gem Industries will pay to CI Capital Partners an amount equal to the present value of the annual advisory fees that would have been payable through the end of the term or three years, whichever is less, based on the Company’s cost of funds to borrow amounts under the Company’s senior credit facilities, which is estimated to be approximately $18.8 million.

In May 2013, the Company finalized an agreement with the Company’s President and Chief Executive Officer providing a one-time cash bonus of $1.5 million upon the successful completion of an initial public offering prior to December 31, 2013, subject to his continued employment with the Company through this date. This bonus agreement was made in lieu of any benefits that the President and Chief Executive Officer may have received under the tax receivable agreement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby. Other than the SEC registration fee, the FINRA fee and the New York Stock Exchange fee, the amounts set forth below are estimates:

SEC registration fee	$30,005
FINRA fee	30,500
NYSE fee	250,000
Printing expenses	220,000
Accounting fees and expenses	700,000
Legal fees and expenses	1,494,500
Blue Sky fees and expenses	5,000
Transfer agent fees and expenses	25,000
Miscellaneous	244,995

Total	$3,000,000

Item 14.    Indemnification of Directors and Officers.

Directors’ liability; indemnification of directors and officers. Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in

In connection with the merger described in “Certain relationships and related party transactions—Reorganization transactions,” the registrant will issue 48,962,494 shares of common stock based on an assumed public offering price of $19.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of the prospectus). The shares of common stock described above will be issued in reliance on the exemption provided by Section 4(a)(2) of the Securities Act on the basis that it will not involve a public offering.

Item 16.    Exhibits and Financial Statement Schedules.

(a)  Exhibits.

The following documents are exhibits to the Registration Statement:

Exhibit number	Description

1.1	Form of Underwriting Agreement.

2.1	Stock Purchase Agreement, dated as of December 19, 2003, among Ply Gem Investment Holdings, Inc., (f/k/a CI Investment Holdings, Inc.), Nortek, Inc. and WDS LLC (incorporated by reference from Exhibit 2.1 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).

2.2	Stock Purchase Agreement, dated as of July 23, 2004, among Ply Gem Industries, Inc., MWM Holding, Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference from Exhibit 2.2 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).

2.3	Securities Purchase Agreement, dated as of February 6, 2006, among Ply Gem Industries, Inc., and all of the direct and indirect stockholders, warrant holders and stock option holders of AWC Holding Company and FNL Management Corp., an Ohio corporation, as their representative (incorporated by reference from Exhibit 2.1 on Form 8-K dated March 2, 2006 (File No. 333-114041-07)).

2.4	Stock Purchase Agreement, dated as of September 22, 2006, among Ply Gem Industries, Inc., Alcoa Securities Corporation and Alcoa Inc. (incorporated by reference from Exhibit 2.1 to the Company’s Form 8-K, dated November 6, 2006 (File No. 333-114041-07)).

2.5	First Amendment, dated as of October 31, 2006, to the Stock Purchase Agreement, dated as of September 22, 2006, among Ply Gem Industries, Inc., Alcoa Securities Corporation and Alcoa Inc. (incorporated by reference from Exhibit 2.2 to the Company’s Form 8-K, dated November 6, 2006 (File No. 333-114041-07)).

2.6	Form of Agreement and Plan of Merger by and between Ply Gem Prime Holdings, Inc. and Ply Gem Holdings, Inc.

3.1	Form of Amended and Restated Certificate of Incorporation.

3.2	Form of Amended and Restated By-laws.

4.1	Specimen Stock Certificate.

4.2	Indenture, dated as of February 11, 2011, among Ply Gem Industries, Inc., the Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee and Noteholder Collateral Agent (incorporated by reference from Exhibit 4.20 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

Exhibit number		Description

4.20		U.S. Guaranty, dated January 26, 2011, among Ply Gem Industries, Inc., Ply Gem Holdings, Inc., the domestic Guarantors party thereto, UBS AG, Stamford Branch, as Collateral Agent (incorporated by reference from Exhibit 4.27 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

4.21		Supplement to U.S. Guaranty, dated as of August 2, 2012, among Foundation Labs by Ply Gem, LLC and UBS AG, Stamford Branch, as Collateral Agent (incorporated by reference from Exhibit 4.9 to the Company’s Form 10-Q, dated November 9, 2012 (File No. 333-114041-07)).

4.22		U.S. Intellectual Property Security Agreement, dated January 26, 2011, among Ply Gem Industries, Inc., Ply Gem Holdings, Inc., certain domestic Guarantors party thereto and UBS AG, Stamford Branch, as Collateral Agent (incorporated by reference from Exhibit 4.28 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

4.23		U.S. Intellectual Property Security Agreement, dated March 11, 2011, among Ply Gem Industries, Inc., Ply Gem Holdings, Inc., certain domestic Guarantors party thereto and UBS AG, Stamford Branch, as collateral Agent (incorporated by reference from Exhibit 4.29 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

4.24		Canadian Security Agreement, dated January 26, 2011, by Ply Gem Canada, Inc. in favor of UBS AG Canada Branch, as Canadian Collateral Agent (incorporated by reference from Exhibit 4.30 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

4.25		Canadian Intellectual Property Security Agreement, dated January 26, 2011, by Ply Gem Canada, Inc. in favor of UBS AG Canada Branch, as Canadian Collateral Agent (incorporated by reference from Exhibit 4.31 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

5.1		Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.

10.1	**	Amended and Restated Ply Gem Prime Holdings, Inc. Phantom Stock Plan, dated as of February 24, 2006. (incorporated by reference from Exhibit 10.3 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).

10.2	**	Amendment to Ply Gem Prime Holdings, Inc. Phantom Stock Plan, dated as of September 25, 2006. (incorporated by reference from Exhibit 10.3 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).

10.3	**	Phantom Incentive Unit Award Agreement Amendment letter to Lynn Morstad, dated as of September 25, 2006. (incorporated by reference from Exhibit 10.5 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).

10.4	**	Phantom Incentive Unit Award Agreement Amendment letter to Michael Haley, dated as of September 25, 2006. (incorporated by reference from Exhibit 10.6 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).

10.5	**	Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan, dated as of February 24, 2006. (incorporated by reference from Exhibit 10.4 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).

Exhibit number		Description

10.6	**	Form of Incentive Stock Option Agreement for Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan. (incorporated by reference from Exhibit 10.5 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).

10.7	**	Ply Gem Prime Holdings, Inc. Long Term Incentive Plan (incorporated by reference from Exhibit 10.7 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.8	**	Form of Performance Unit Award Agreement for Ply Gem Prime Holdings, Inc. Long Term Incentive Plan (incorporated by reference from Exhibit 10.8 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.9	**	Form of Restricted Unit Award Agreement for Ply Gem Prime Holdings, Inc. Long Term Incentive Plan (incorporated by reference from Exhibit 10.9 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.10	**	Form of Restricted Stock Award Agreement for Ply Gem Prime Holdings, Inc. Long Term Incentive Plan (incorporated by reference from Exhibit 10.10 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.11		General Advisory Agreement dated as of February 12, 2004, between Ply Gem Industries, Inc. and CxCIC LLC (incorporated by reference from Exhibit 10.14 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).

10.12		Amendment No. 1 to Advisory Agreement, dated as of November 6, 2012, between Ply Gem Industries, Inc. and CxCIC LLC (incorporated by reference from Exhibit 10.2 to the Company’s Form 10-Q, dated November 9, 2012 (File No. 333-114041-07)).

10.13		Second Amended and Restated Tax Sharing Agreement dated as of March 17, 2011, and effective as of January 11, 2010, between Ply Gem Prime Holdings, Inc., Ply Gem Holdings, Inc. and Ply Gem Industries, Inc. (incorporated by reference from Exhibit 10.10 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

10.14		Third Amended and Restated Tax Sharing Agreement between Ply Gem Holdings, Inc. and Ply Gem Industries, Inc.

10.15		Stock Purchase Agreement, dated as of November 22, 2002, between Alcoa Building Products, Inc., Ply Gem Industries, Inc. and Nortek, Inc. (incorporated by reference from Exhibit 10.18 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).

10.16	**	Amended and Restated Retention Agreement with John C. Wayne, dated as of December 31, 2008 (incorporated by reference from Exhibit 10.13 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).

10.17	**	Letter to John C. Wayne, dated as of December 13, 2011, regarding Renewal of Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.15 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.18	**	Letter to John C. Wayne, dated as of December 17, 2012, regarding Renewal of Amended and Restated Retention Agreement.

10.19	**	Amended and Restated Retention Agreement with Lynn Morstad, dated as of December 31, 2008 (incorporated by reference from Exhibit 10.14 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).

Exhibit number		Description

10.36	**	Retention Bonus Award letter to Shawn K. Poe, dated as of November 11, 2011(incorporated by reference from Exhibit 10.29 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.37		Repurchase Agreement, dated as of November 11, 2011, between Gary E. Robinette and Ply Gem Prime Holdings, Inc. (incorporated by reference from Exhibit 10.30 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.38		Form of Registration Rights Agreement by and among Ply Gem Holdings, Inc., Caxton-Iseman (Ply Gem), L.P. and Caxton-Iseman (Ply Gem) II, L.P. and other parties named therein.

10.39		Form of Second Amended and Restated Stockholders’ Agreement by and among Ply Gem Holdings, Inc., Ply Gem Prime Holdings, Inc., Caxton-Iseman (Ply Gem), L.P., Caxton-Iseman (Ply Gem) II, L.P., the management stockholders named therein, and for purposes of certain sections only, Rajaconda Holdings, Inc.

10.40		Form of Indemnification Agreement.

10.41		Form of Tax Receivable Agreement by and among Ply Gem Holdings, Inc. and the Tax Receivable Entity.

10.42†		Subscription Agreement, dated May 27, 2010, between Ply Gem Prime Holdings, Inc. and each of the investors named therein.

10.43†		Repurchase Agreement, dated May 27, 2010, between Gary Robinette and Ply Gem Prime Holdings, Inc.

10.44		Form of Termination Agreement between Ply Gem Industries, Inc. and CxCIC LLC.

10.45†		MW Manufacturers, Inc. Retirement Plan.

10.46†		MW Manufacturers, Inc. Supplemental Executive Retirement Plan.

10.47	**	Letter to Gary E. Robinette, dated May 6, 2013, regarding bonus award.

10.48		Form of Transfer Restriction Agreement between Ply Gem Holdings, Inc. and the stockholder party thereto.

21.1		List of Subsidiaries.

23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2		Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).

24.1†		Powers of Attorney (included on signature pages of this Part II).

**	Management agreement.

†	Previously filed.

(b)	Financial Statement Schedule.
Schedule II—Valuation and Qualifying Accounts

Schedules not listed above have been omitted because information required to be set forth is not applicable or is shown in the financial statements or the notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant duly caused this Amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cary, State of North Carolina, on May 13, 2013.

PLY GEM HOLDINGS, INC.

By:	/s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Vice President, Chief Financial Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the registration statement has been signed on May 13, 2013 by the following persons in the capacities indicated.

Signature	Title

* Gary E. Robinette	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Shawn K. Poe Shawn K. Poe	Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

* Frederick J. Iseman	Chairman of the Board and Director

* Robert A. Ferris	Director

* Steven M. Lefkowitz	Director

* John D. Roach	Director

* Michael P. Haley	Director

* Timothy T. Hall	Director

* Jeffrey T. Barber	Director

*By:	/s/ Shawn K. Poe
Shawn K. Poe Attorney-in-Fact

EXHIBIT INDEX

Exhibit number	Description

1.1	Form of Underwriting Agreement.

2.1	Stock Purchase Agreement, dated as of December 19, 2003, among Ply Gem Investment Holdings, Inc., (f/k/a CI Investment Holdings, Inc.), Nortek, Inc. and WDS LLC (incorporated by reference from Exhibit 2.1 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).

2.2	Stock Purchase Agreement, dated as of July 23, 2004, among Ply Gem Industries, Inc., MWM Holding, Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference from Exhibit 2.2 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).

2.3	Securities Purchase Agreement, dated as of February 6, 2006, among Ply Gem Industries, Inc., and all of the direct and indirect stockholders, warrant holders and stock option holders of AWC Holding Company and FNL Management Corp., an Ohio corporation, as their representative (incorporated by reference from Exhibit 2.1 on Form 8-K dated March 2, 2006 (File No. 333-114041-07)).

2.4	Stock Purchase Agreement, dated as of September 22, 2006, among Ply Gem Industries, Inc., Alcoa Securities Corporation and Alcoa Inc. (incorporated by reference from Exhibit 2.1 to the Company’s Form 8-K, dated November 6, 2006 (File No. 333-114041-07)).

2.5	First Amendment, dated as of October 31, 2006, to the Stock Purchase Agreement, dated as of September 22, 2006, among Ply Gem Industries, Inc., Alcoa Securities Corporation and Alcoa Inc. (incorporated by reference from Exhibit 2.2 to the Company’s Form 8-K, dated November 6, 2006 (File No. 333-114041-07)).

2.6	Form of Agreement and Plan of Merger by and between Ply Gem Prime Holdings, Inc. and Ply Gem Holdings, Inc.

3.1	Form of Amended and Restated Certificate of Incorporation.

3.2	Form of Amended and Restated By-laws.

4.1	Specimen Stock Certificate.

4.2	Indenture, dated as of February 11, 2011, among Ply Gem Industries, Inc., the Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee and Noteholder Collateral Agent (incorporated by reference from Exhibit 4.20 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

4.3	First Supplemental Indenture, dated as of August 2, 2012, among Ply Gem Industries, Inc., Foundation Labs by Ply Gem, LLC and Wells Fargo Bank, National Association, as trustee and noteholder collateral agent (incorporated by reference from Exhibit 4.4 to the Company’s Form 10-Q, dated November 9, 2012 (File No. 333-114041-07)).

4.4	Indenture, dated as of September 27, 2012, among Ply Gem Industries, Inc., the Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee (incorporated by reference from Exhibit 4.2 to the Company’s Form 10-Q, dated November 9, 2012 (File No. 333-114041-07)).

4.5	Registration Rights Agreement, dated September 27, 2012, among Ply Gem Industries, Inc., the Guarantors party thereto and UBS Securities LLC and J.P. Morgan Securities LLC, as initial purchasers (incorporated by reference from Exhibit 4.3 to the Company’s Form 10-Q, dated November 9, 2012 (File No. 333-114041-07)).

Exhibit number		Description

4.23		U.S. Intellectual Property Security Agreement, dated March 11, 2011, among Ply Gem Industries, Inc., Ply Gem Holdings, Inc., certain domestic Guarantors party thereto and UBS AG, Stamford Branch, as collateral Agent (incorporated by reference from Exhibit 4.29 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

4.24		Canadian Security Agreement, dated January 26, 2011, by Ply Gem Canada, Inc. in favor of UBS AG Canada Branch, as Canadian Collateral Agent (incorporated by reference from Exhibit 4.30 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

4.25		Canadian Intellectual Property Security Agreement, dated January 26, 2011, by Ply Gem Canada, Inc. in favor of UBS AG Canada Branch, as Canadian Collateral Agent (incorporated by reference from Exhibit 4.31 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

5.1		Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.

10.1	**	Amended and Restated Ply Gem Prime Holdings, Inc. Phantom Stock Plan, dated as of February 24, 2006. (incorporated by reference from Exhibit 10.3 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).

10.2	**	Amendment to Ply Gem Prime Holdings, Inc. Phantom Stock Plan, dated as of September 25, 2006. (incorporated by reference from Exhibit 10.3 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).

10.3	**	Phantom Incentive Unit Award Agreement Amendment letter to Lynn Morstad, dated as of September 25, 2006. (incorporated by reference from Exhibit 10.5 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).

10.4	**	Phantom Incentive Unit Award Agreement Amendment letter to Michael Haley, dated as of September 25, 2006. (incorporated by reference from Exhibit 10.6 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).

10.5	**	Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan, dated as of February 24, 2006. (incorporated by reference from Exhibit 10.4 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).

10.6	**	Form of Incentive Stock Option Agreement for Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan. (incorporated by reference from Exhibit 10.5 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).

10.7	**	Ply Gem Prime Holdings, Inc. Long Term Incentive Plan (incorporated by reference from Exhibit 10.7 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.8	**	Form of Performance Unit Award Agreement for Ply Gem Prime Holdings, Inc. Long Term Incentive Plan (incorporated by reference from Exhibit 10.8 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.9	**	Form of Restricted Unit Award Agreement for Ply Gem Prime Holdings, Inc. Long Term Incentive Plan (incorporated by reference from Exhibit 10.9 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.10	**	Form of Restricted Stock Award Agreement for Ply Gem Prime Holdings, Inc. Long Term Incentive Plan (incorporated by reference from Exhibit 10.10 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

Exhibit number		Description

10.11		General Advisory Agreement dated as of February 12, 2004, between Ply Gem Industries, Inc. and CxCIC LLC (incorporated by reference from Exhibit 10.14 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).

10.12		Amendment No. 1 to Advisory Agreement, dated as of November 6, 2012, between Ply Gem Industries, Inc. and CxCIC LLC (incorporated by reference from Exhibit 10.2 to the Company’s Form 10-Q, dated November 9, 2012 (File No. 333-114041-07)).

10.13		Second Amended and Restated Tax Sharing Agreement dated as of March 17, 2011, and effective as of January 11, 2010, between Ply Gem Prime Holdings, Inc., Ply Gem Holdings, Inc. and Ply Gem Industries, Inc. (incorporated by reference from Exhibit 10.10 to the Company’s Form 10-K, dated March 21, 2011 (File No. 333-114041-07)).

10.14		Third Amended and Restated Tax Sharing Agreement between Ply Gem Holdings, Inc. and Ply Gem Industries, Inc.

10.15		Stock Purchase Agreement, dated as of November 22, 2002, between Alcoa Building Products, Inc., Ply Gem Industries, Inc. and Nortek, Inc. (incorporated by reference from Exhibit 10.18 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).

10.16	**	Amended and Restated Retention Agreement with John C. Wayne, dated as of December 31, 2008 (incorporated by reference from Exhibit 10.13 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).

10.17	**	Letter to John C. Wayne, dated as of December 13, 2011, regarding Renewal of Amended and Restated Retention Agreement(incorporated by reference from Exhibit 10.15 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.18	**	Letter to John C. Wayne, dated as of December 17, 2012, regarding Renewal of Amended and Restated Retention Agreement.

10.19	**	Amended and Restated Retention Agreement with Lynn Morstad, dated as of December 31, 2008 (incorporated by reference from Exhibit 10.14 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).

10.20	**	Letter to Lynn Morstad, dated as of December 13, 2011, regarding Renewal of Amended and Restated Retention Agreement(incorporated by reference from Exhibit 10.15 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.21	**	Letter to Lynn Morstad, dated as of December 17, 2012, regarding Renewal of Amended and Restated Retention Agreement.

10.22	**	Amended and Restated Retention Agreement with John Buckley, dated as of December 31, 2008.

10.23	**	Letter to John Buckley, dated as of December 13, 2011, regarding Renewal of Amended and Restated Retention Agreement.

10.24	**	Letter to John Buckley, dated as of December 17, 2012, regarding Renewal of Amended and Restated Retention Agreement.

10.25	**	Amended and Restated Retention Agreement with David Schmoll, dated as of December 31, 2008(incorporated by reference from Exhibit 10.20 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

Exhibit number		Description

10.26	**	Letter to David Schmoll, dated as of December 13, 2011, regarding Renewal and Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.21 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.27	**	Letter to David Schmoll, dated as of December 17, 2012, regarding Renewal and Amended and Restated Retention Agreement.

10.28	**	Employment Agreement with Gary E. Robinette, dated as of August 14, 2006. (incorporated by reference from Exhibit 10.2 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).

10.29	**	First Amendment to Employment Agreement with Gary E. Robinette, dated as of November 11, 2011(incorporated by reference from Exhibit 10.23 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.30	**	Retention Bonus Award letter to Gary E. Robinette, dated as of November 7, 2008 (incorporated by reference from Exhibit 10.1 to the Company’s Form 10-Q, dated November 10, 2008 (File No. 333-114041-07)).

10.31	**	Retention Bonus Award Amendment with Gary E. Robinette, dated as of May 27, 2010 (incorporated by reference from Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (File No. 333-167193)).

10.32	**	Retention Bonus Award letter to Gary E. Robinette, dated as of November 11, 2011 (incorporated by reference from Exhibit 10.26 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.33	**	Amended and Restated Retention Agreement with Shawn K. Poe, dated as of November 7, 2008 (incorporated by reference from Exhibit 10.1 to the Company’s Form 10-Q, dated November 10, 2008 (File No. 333-114041-07)).

10.34	**	Letter to Shawn K. Poe, dated as of December 13, 2011, regarding Renewal of Amended and Restated Retention Agreement(incorporated by reference from Exhibit 10.28 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.35	**	Letter to Shawn K. Poe, dated as of December 17, 2012, regarding Renewal of Amended and Restated Retention Agreement.

10.36	**	Retention Bonus Award letter to Shawn K. Poe, dated as of November 11, 2011(incorporated by reference from Exhibit 10.29 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.37		Repurchase Agreement, dated as of November 11, 2011, between Gary E. Robinette and Ply Gem Prime Holdings, Inc. (incorporated by reference from Exhibit 10.30 to the Company’s Form 10-K dated March 16, 2012 (File No. 333-114041-07)).

10.38		Form of Registration Rights Agreement by and among Ply Gem Holdings, Inc., Caxton-Iseman (Ply Gem), L.P. and Caxton-Iseman (Ply Gem) II, L.P. and other parties named therein.

10.39		Form of Second Amended and Restated Stockholders’ Agreement by and among Ply Gem Holdings, Inc., Ply Gem Prime Holdings, Inc., Caxton-Iseman (Ply Gem), L.P., Caxton-Iseman (Ply Gem) II, L.P., the management stockholders named therein, and for purposes of certain sections only, Rajaconda Holdings, Inc.

10.40		Form of Indemnification Agreement.

Exhibit number		Description

10.41		Form of Tax Receivable Agreement by and among Ply Gem Holdings, Inc. and the Tax Receivable Entity.

10.42†		Subscription Agreement, dated May 27, 2010, between Ply Gem Prime Holdings, Inc. and each of the investors named therein.

10.43†		Repurchase Agreement, dated May 27, 2010, between Gary Robinette and Ply Gem Prime Holdings, Inc.

10.44		Form of Termination Agreement between Ply Gem Industries, Inc. and CxCIC LLC.

10.45†		MW Manufacturers, Inc. Retirement Plan.

10.46†		MW Manufacturers, Inc. Supplemental Executive Retirement Plan.

10.47	**	Letter to Gary E. Robinette, dated May 6, 2013, regarding bonus award.

10.48		Form of Transfer Restriction Agreement between Ply Gem Holdings, Inc. and the stockholder party thereto.

21.1		List of Subsidiaries.

23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2		Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).

24.1†		Powers of Attorney (included on signature pages of this Part II).

**	Management agreement.

†	Previously filed.